UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

BakBone Software Incorporated

(Registrant’s name)

10145 Pacific Heights Boulevard, Suite 500 San Diego, CA 92121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BakBone Software Incorporated

Date:	August 1, 2003	By	/s/ Keith Rickard
Title: President and Chief Executive Officer

BAKBONE SOFTWARE INCORPORATED

NOTICE OF ANNUAL AND SPECIAL MEETING

and

MANAGEMENT PROXY CIRCULAR

with respect to the

Annual and Special Meeting of Shareholders

to be held on July 17, 2003

BAKBONE SOFTWARE INCORPORATED

NOTICE OF THE ANNUAL AND SPECIAL MEETING

OF HOLDERS OF COMMON SHARES TO BE HELD

JULY 17, 2003

TO: THE HOLDERS OF COMMON SHARES

Notice is hereby given that the Annual and Special Meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of BakBone Software Incorporated (“BakBone” or the “Company”) will be held at the Wyndham San Diego North Hotel at 5975 Lusk Boulevard, San Diego, California, 92121, on July 17, 2003 at 9:00 a.m. (California time), for the following purposes:

(a)	to consider and, if deemed advisable by shareholders, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Management Proxy Circular of the Company (the “Information Circular”) approving: (i) the issuance (the “Financing”) of up to an aggregate of 22,000,000 series “A” preferred shares (the “Preferred Shares”) of the Company by way of private placement; and (ii) the issuance of up to an aggregate of 22,000,000 Common Shares of the Company issuable upon conversion of such Preferred Shares, all as more particularly described in the Information Circular;

(b)	to consider and, if deemed advisable by shareholders, to pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular, approving certain amendments to the Company’s Articles, including the creation of a new class of shares, namely the Preferred Shares, all as more particularly described in the Information Circular;

(c)	to consider and, if deemed advisable by shareholders, to pass, with or without variation, an ordinary resolution of disinterested shareholders ratifying and approving certain amendments to the Company’s share option plan (the “2003 Plan”), which will have the effect of fixing the aggregate number of Common Shares issuable under the 2003 Plan at a number equal to 10,331,516 Common Shares in the event that the Financing is approved, and at a number equal to 7,331,516 Common Shares in the event that the Financing is not approved, as more particularly described in the Information Circular;

(d)	to consider and, if deemed advisable by shareholders, to pass, with or without variation, an ordinary resolution of disinterested shareholders ratifying the April 24, 2003 grant of stock options to acquire 2,736,600 Common Shares, as more particularly described in the Information Circular;

(e)	to fix the number of directors of the Company for the present time at six (6);

(f)	to elect the directors of the Company for the ensuing year;

(g)	to appoint the auditors of the Company and to authorize the directors to fix their remuneration as such;

(h)	to consider and, if deemed advisable by shareholders, to pass, with or without variation, a special resolution authorizing the continuance of the Company from the Province of Alberta to the federal jurisdiction of Canada, all as more particularly described in the Information Circular; and

(i)	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is May 30, 2003 (the “Record Date”). Shareholders of BakBone whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder’s shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Secretary of BakBone c/o CIBC Mellon Trust Company, Suite 600, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized. Non-registered shareholders must seek instructions on how to complete their form of proxy and vote their shares from their nominee.

The persons named in the enclosed form of proxy are directors and/or officers of BakBone. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder’s behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a BakBone shareholder should be delivered by facsimile to CIBC Mellon Trust Company at (403) 232-2400.

The Company’s 2003 Annual Report, the Information Circular and an instrument of proxy accompany this Notice of Meeting.

DATED at San Diego, California this 19th day of June, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Keith Rickard”
President and Chief Executive Officer

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	36
INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS	36
OTHER MATTERS	36
CERTIFICATION	37

APPENDICES

A	-	Articles of Amendment of the Company, including Preferred Share Terms
B	-	Section 191 of the Business Corporations Act (Alberta)

BAKBONE SOFTWARE INCORPORATED

MANAGEMENT PROXY CIRCULAR

for the Annual and Special Meeting of Shareholders

to be Held on July 17, 2003

PART I

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by the management of BakBone for use at the Meeting (including any adjournment or adjournments thereof), to be held at the Wyndham San Diego North Hotel at 5975 Lusk Boulevard, San Diego, California, 92121, on July 17, 2003 at 9:00 a.m. (California time) for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Management Proxy Circular (the “Information Circular”) is given as at May 30, 2003.

No person has been authorized by BakBone to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by BakBone.

CURRENCY AND EXCHANGE RATES

All dollar amounts in the Information Circular, unless otherwise indicated, are stated in United States currency. The Company has adopted the U.S. dollar as the functional currency for its consolidated financial statements. The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into United States dollars, the average of the exchange rates during each such period and the end-of-period rate. Such rates are shown as, or are derived from, the reciprocals of the noon buying rates in New York City for cable transfers payable in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The foreign exchange spot rate as at May 30, 2003 was $0.7048.

	Year Ended March 31, 2003	Year Ended March 31, 2002	Year Ended March 31, 2001
High	$0.6823	$0.6199	$0.6889

Low	$0.6252	$0.6623	$0.6336

Average	$0.6454	$0.6389	$0.6648

Period End	$0.6806	$0.6275	$0.6336

PART II

GENERAL PROXY INFORMATION

General Meeting Requirements

As at May 30, 2003, there were 58,625,216 Common Shares of BakBone issued and outstanding. Each outstanding Common Share is entitled to one (1) vote on any ballot at the Meeting. The board of directors of BakBone has fixed the record date for the Meeting at the close of business on May 30, 2003 (the “Record Date”). BakBone will prepare, as of the Record Date, a list of holders of Common Shares (“Shareholders”) entitled to receive the Notice of Meeting and showing the number of Common Shares held by each such Shareholder. A BakBone Shareholder named in the list is entitled to vote the Common Shares shown opposite such Shareholder’s name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, by 4:30 p.m. (Calgary time) not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

A quorum for the transaction of business at the Meeting shall be present if two Shareholders holding in the aggregate five percent (5%) of the Common Shares entitled to vote at the Meeting are present in person or represented by Proxy.

Appointment of Proxies

Those BakBone Shareholders who desire to be represented at the Meeting by proxy must deposit their properly executed proxy with the Secretary of BakBone c/o CIBC Mellon Trust Company, Suite 600, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the day of the Meeting, or adjournment or adjournments thereof. A proxy must be executed by the Shareholder or his or her attorney authorized in writing, or if the Shareholder is a corporation, under its seal by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such.

The persons named in the accompanying proxy are directors and officers of BakBone. A Shareholder has the right to appoint a person (who need not be a BakBone Shareholder) to attend and act on such Shareholder’s behalf at the Meeting other than the persons named in the proxy. To exercise this right, the Shareholder must strike out the name of the persons named in the proxy and insert the name of his or her nominee in the space provided or complete another appropriate form of proxy and, in either case, deposit the proxy with BakBone at the place and within the time specified above for deposit of proxies.

Persons Making the Solicitation

The solicitation is made on behalf of the management of BakBone. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Meeting and this Information Circular will be borne by BakBone. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or by other means of communication and by directors and officers of BakBone, who will not be specifically remunerated therefor. While no arrangements have been made to date, BakBone may contract for the distribution and solicitation of proxies for the Meeting. The costs incurred by BakBone in soliciting proxies will be paid by BakBone.

Exercise of Discretion by Proxy

The Common Shares represented by the Instrument of Proxy enclosed with this Information Circular will be voted in accordance with the instructions of the Shareholder, but if no specification is made, the Common Shares will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meeting or any adjournment thereof to matters set forth in the proxy and described in the accompanying Notice of Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournment thereof, the proxy confers upon the shareholder’s nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. At the date of this Information Circular, management of BakBone knows of no such amendments or variations or other matters to come before the Meeting.

Revocation of Proxies

A registered Shareholder who has given a proxy has the power to revoke it. If a person who has given a proxy attends personally at the Meeting at which the proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder or such registered Shareholder’s attorney authorized in writing, or, if the registered Shareholder is a corporation, signed by a duly authorized officer or attorney for the corporation, and deposited at the registered office of BakBone at any time up to and including the last day (other than Saturdays, Sundays and holidays) preceding the day of the Meeting at which the proxy is to be used, or any adjournment or adjournments thereof, or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, prior to the commencement of the Meeting.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of BakBone, as a substantial number of the public shareholders of BakBone do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of BakBone as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of BakBone. Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of BakBone do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by ADP well in advance of the Meeting.

PART III

MATTERS TO BE ACTED UPON AT THE MEETING

VANTAGEPOINT FINANCING

The Company has entered into an agreement dated June 18, 2003 (the “Financing Agreement”) with VantagePoint Venture Partners IV (Q), L.P. and certain of its affiliated entities (collectively referred to as “VantagePoint”) pursuant to which VantagePoint has agreed, subject to the satisfaction of certain conditions including requisite regulatory and shareholder approvals, to purchase an aggregate of 22,000,000 series A preferred shares (the “Preferred Shares”) in the capital stock of BakBone at a price of Cdn. $1.00 per Preferred Share for gross proceeds of Cdn. $22,000,000 (the “Financing”). Each Preferred Share will be convertible in certain circumstances into one (1) Common Share and will entitle the holder to voting rights on an as-converted basis with the holders of Common Shares.

Pursuant to the Financing Agreement, subject to receipt of requisite shareholder approval, BakBone agrees to amend its Articles in order to create up to 22,000,000 Preferred Shares to be issued to VantagePoint. The Financing Agreement also provides that the Company will take all reasonable steps to ensure that two representatives of VantagePoint are elected to the board of directors of the Company (the “Board”). Upon joining the Board, these individuals will be entitled to receive compensation similar to that as the existing members of the Board, which will include a grant of 150,000 stock options to each of Messrs. J. Stephan Dolezalek and Andrew Sheehan. If the Company does not receive shareholder approval for the Financing Agreement, the Company has agreed that VantagePoint will have the option, at its election, to acquire an aggregate of 14,619,111 Common Shares directly from treasury at a price of Cdn. $1.00 per share which private placement will not require shareholder approval.

The rules of the Toronto Stock Exchange (the “TSX”) provide that the aggregate number of shares of a listed company which are issued or may be subject to issuance by one or more private placement transactions during any particular six month period must not exceed 25% of the number of shares outstanding (on a non diluted basis) prior to giving effect to such transactions, unless shareholder approval of such transaction is obtained. Following completion of the Financing, VantagePoint will hold or exercise control or direction over an aggregate of 22,000,000 Preferred Shares, or 100% of the issued and outstanding Preferred Shares of BakBone and, assuming conversion of the Preferred Shares into Common Shares, will hold or exercise control or direction over an aggregate of 22,000,000 Common Shares of BakBone which will represent approximately 27% of the issued and outstanding Common Shares on a post-Financing, non-diluted basis. Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution to approve the Financing. See “VantagePoint Financing – Board Recommendation and Shareholder Approval”.

Background to the Financing

Throughout calendar 2002, the board of directors and management of the Company had ongoing discussions with respect to the potential for completing a significant institutional financing, with the objective of strengthening the Company’s balance sheet, attracting new, longer-term investors to the Company, and gradually effecting increased interest among United States investors in the Company’s stock. The intended culmination of these efforts, depending upon market conditions and overall corporate performance, would be to finalize a listing of the Company’s common stock on a recognized stock exchange in the United States.

With these goals in mind, from January through May of 2002, senior management of the Company, (primarily Messrs. Keith Rickard and John Fitzgerald) met independently with a number of financial advisors, with a view to retaining a lead advisor to assist the Company in locating a strategic investor and advising on the nature and terms of the investment. On June 21, 2002, the Company completed the negotiation of the material terms of the formal engagement of Citigroup (formerly Salomon Smith Barney) as its financial advisor (the “Financial Advisor”).

From June of 2002 through April of 2003, management worked closely with the Financial Advisor to provide potential investors with various information containing public and non-public operating, and financial information of the Company. Prior to gaining access to management and data, qualified interested parties were required to enter into a confidentiality agreement with the Company on terms and conditions that protected the interests of the Company and shareholders. These terms and conditions included a requirement that confidential information provided be kept confidential by the recipient.

From September of 2002 through April of 2003, the Company had various meetings and information sessions with a number of potential investors. This process was time consuming for the Company, as various individuals, particularly senior management, were required to address ongoing business concerns while at the same time dealing with information requests from investors. The board of directors notes the significant efforts of the Company’s employees, many of whom devoted a significant amount of time and energy to the process adopted by the board of directors in pursuing this Financing.

From January of 2003 through April of 2003, senior management had ongoing meetings with a short list of potential investors and the Company’s Financial Advisor respecting ongoing investor due diligence and certain investment proposals that had been put forth. On April 11, 2003, the board of directors met and received a presentation from senior management and the Financial Advisor relating to certain investment proposals. The board of directors authorized management to proceed to settle an indicative term sheet with one of these investors, subject to final Board approval of any proposal.

From April 11 to April 14, 2003, management and the Financial Advisor conducted final negotiations with the investors and subsequently finalized the draft term sheets and prepared a final presentation to the board of directors. On the evening of April 14, 2003, the board of directors met and considered the final proposals of the investors. Management presented the proposals and, after reviewing and considering various items, including those summarized under the heading “Reasons for the Financing” below, the board of directors authorized management to proceed to enter into an indicative term sheet with VantagePoint respecting the proposed Financing. On April 16, 2003, the Company announced that it had entered into the term sheet with VantagePoint and disclosed the proposed terms of the transaction.

From April 16 to June 17, 2003, the Company, VantagePoint and their respective counsel worked closely in order for VantagePoint to complete all of its required due diligence, and to finalize the terms of the definitive transaction documents.

At a meeting of the board of directors the Company held on June 17, 2003, the board of directors received an update from management and legal counsel as to the terms of the transaction and its perceived effect of the same on Shareholders, and the Board unanimously approved this Information Circular and confirmed the unanimous recommendation of the board of directors that Shareholders vote in favour of the proposed Financing.

The board of directors unanimously recommends that holders of Common Shares vote in favour of the proposed Financing.

Reasons for the Financing

The board of directors and management of BakBone believe that the Financing provides a number of strategic benefits to the Company and Shareholders, including the following:

•	Following the board of directors’ determination to pursue a strategic financing with an institutional investor, the Company initiated a process seeking proposed investors in the Company, and had several discussions with and received proposals from a number of parties regarding the Company. In the view of management and the Board, the Company did not receive any proposal which, following the qualitative and quantitative assessments completed by the Board, management and its Financial Advisor, would provide greater benefits to the Company than the proposed Financing;

•	One of the Company’s stated objectives over the past few years has been to attempt to expand the Company’s investor base in the United States, with a view to attracting longer term investors with a greater understanding of the Company’s technology and operations. Completing the Financing with VantagePoint helps to satisfy this objective;

•

Completion of the Financing will appreciably strengthen the Company’s balance sheet. Given the Company’s existing revenue position, the private placement funds will be available to expand the Company’s sales and marketing efforts. The funds will also provide the Company with greater flexibility should it identify some manner of acquisition transaction which management believes is in the best interests of the Company to pursue. In addition, the funds will help to address the concerns of some of the Company’s partners and customers relating to the Company’s cash position and ability to withstand a prolonged difficult economic environment; and

•	VantagePoint is putting forward two individuals, Messrs. J. Stephan Dolezalek and Andrew Sheehan, to hold positions on the Company’s board of directors. Management believes these individuals will provide valuable assistance to the Company on a going forward basis, both in respect of its business activities and in connection with the Company’s increased dealings with investors and investment advisors in the United States.

Given the significant perceived benefits to the Company in proceeding with the Financing, the Company has agreed, that if shareholder approval is not obtained to create the Preferred Shares and proceed with Financing on terms set forth above, then VantagePoint, at its option, may acquire 14,619,111 Common Shares directly from treasury at Cdn. $1.00 per share. At this investment threshold, the Company would also invite two nominees from VantagePoint to join the board of directors. There is no guarantee that VantagePoint would exercise its right to purchase such Common Shares.

Information About VantagePoint

VantagePoint Venture Partners is one of the largest venture capital firms in the United States that actively works with its entrepreneurs and strategic partners to build technology leaders. As an active multi-stage investor, the firm provides funding and resources for all stages of a company’s lifecycle from seed round through late stage and privately negotiated investments in public companies.

Founded in 1996, VantagePoint has more than $2.5 billion in committed capital in four funds. VantagePoint is based on a full-service “Partners-Team” approach that provides entrepreneurs with a blend of technology, venture capital, operations, marketing, and corporate-finance expertise. The firm is focused on IT investing in the communications, semiconductor and software sectors. VantagePoint Venture Partners is headquartered in Silicon Valley with offices in New York.

Preferred Share Provisions

The Preferred Shares, once created, will consist of 22,000,000 shares which will have certain rights, privileges, restrictions and conditions including, without limitation, the following (which description is qualified in its entirely by the definitive Preferred Share terms attached hereto as Appendix “A”):

1.	Each Preferred Share is convertible at any time, at the option of the holder, into one (1) Common Share, subject to adjustment in certain events;

2.	Each Preferred Share will automatically be converted into Common Shares, subject to certain exceptions, on the earlier of (i) the Company’s sale of its Common Shares in a firm commitment underwritten United States public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), the public offering price of which is not less than U.S. $2.04 per share which results in gross cash proceeds to the Company of not less than U.S. $25,000,000, where the Company is successfully listed on the NASDAQ National Market, the American Stock Exchange or the New York Stock Exchange (or such other nationally recognized stock exchange as approved by a majority of the holders of the Preferred Shares) (any such exchange referred to as a “Recognized Exchange”) and the Common Shares issuable upon conversion of the Preferred Shares are freely tradable, or (ii) after the Company has successfully listed its stock on such Recognized Exchange, the Common Shares issuable upon conversion of the Preferred Shares will be freely tradable and the closing trading price for the Company’s Common Shares has closed at a price in excess of U.S. $3.40 per share for a period of 45 consecutive trading days, or (iii) the Common Shares have had a closing trading price, for 45 consecutive trading days, on the Toronto Stock Exchange, of at least Cdn. $5.00 per share, or (iv) on such date as specified by written consent of a majority of the holders of Preferred Shares outstanding, or (v) at the election of the Company, if at such time the voting rights attached to the Preferred Shares represent less than 10% of the voting rights attached to all outstanding Common Shares and Preferred Shares;

3.	In the event of any liquidation, dissolution or winding-up of the Company, holders of Preferred Shares will be entitled to receive, in preference to the Common Shares, an amount equal to Cdn. $1.50 (as adjusted for stock splits, stock dividends and the like) per share plus, rateably with the holders of Common Shares, any declared but unpaid dividends. This “liquidation preference” will also be available to holders of Preferred Shares if the Company proceeds with some manner of “Liquidation Transaction”, which will be deemed to occur if the Company sells, conveys or otherwise disposes of all or substantially all of its property or business or merges with another issuer. However, a Liquidation Transaction shall be deemed not to occur if the Company proceeds with a merger exclusively for the purpose of changing the domicile of the Company, an equity financing in which the Company is the surviving corporation, or any transaction where the shareholders of the Company immediately prior to the transaction own 50% or more of the voting power of the resulting issuer following the transaction;

4.	Generally, any holder(s) of Preferred Shares holding not less than 5% of the aggregate number of Preferred Shares then outstanding may convene a meeting of holders of Preferred Shares. A quorum at such meeting will consist of two holders present in person or by proxy representing at least 51% of the outstanding Preferred Shares. Generally, matters to be decided by holders of Preferred Shares will be decided by a majority of the votes cast on any resolution. Holders will also have the power, exercisable by extraordinary resolution (which is a resolution of holders holding not less than 66 2/3% of the aggregate number of outstanding Preferred Shares) to (i) amend, alter or appeal any extraordinary resolution previously passed by holders of Preferred Shares, (ii) waive any default on the part of the Company in complying with the Preferred Share provisions, or (iii) restrain any holder of Preferred Shares from taking any action against the Company for the enforcement of any covenants of the Company in the Preferred Share terms or to enforce any of the rights of the holders of Preferred Shares;

5.	Holders of Preferred Shares have the right, voting together as a class, to elect two directors of the Company. The holders of Common Shares, together with the holders of Preferred Shares, voting together on an as-converted basis, have the right to elect the remaining directors of the Company. In the case of any vacancy on the board of directors occurring among the directors elected by a specified group of shareholders, the remaining director or directors so elected by such specified group may elect a successor to hold office for the unexpired term of such director. Any director who is elected by a specified group of shareholders may be removed during his or her term of office, by (i) in the case of the two (2) directors elected by the holders of the Preferred Shares, the affirmative vote of the holders of the majority of the Preferred Shares, and (ii) in the case of the balance of the directors, the affirmative vote of the holders of a majority of the shares voted at a duly called meeting held to consider such action. In addition, at such time as the voting rights attaching to the Preferred Shares represent less than 15% of the voting rights attached to all outstanding Common Shares and Preferred Shares, the holders of the Preferred Shares shall only have the right to elect one (1) director, and at such time as the voting rights attaching to the Preferred Shares represent less than 10% of the voting rights attached to all outstanding Common Shares and Preferred Shares, the holders of Preferred Shares shall not be entitled to any preferential rights in electing the directors of the Company. In addition to the definitive Preferred Share terms, under the related Investor Rights Agreement, for a period of 12 months, the holders agree not to vote their Preferred Shares against two of the directors designated by a majority of the board of directors of the Company (this agreement does not in any way affect the rights of the holders of the Preferred Shares to elect their two directors under the Preferred Shared terms);

6.	The Preferred Shares contain a number of protective provisions in favour of holders of Preferred Shares such that the Company will not, without first obtaining the approval of holders of at least a majority of the then outstanding Preferred Shares:

(a)	alter or change the rights, preferences or privileges of the Preferred Shares so as to adversely affect such shares, whether by merger, consolidation or otherwise;

(b)	increase or decrease (other than by conversion) the total number of authorized Preferred Shares;

(c)	authorize or issue, or obligate itself to issue, any other equity security, including any security (other than Preferred Shares) convertible into or exercisable for any equity security, having a preference over or being on a parity with, the Preferred Shares with respect to voting, dividends, conversion or upon liquidation;

(d)	redeem, purchase, pay a dividend on, or make any distribution on account of any share or the Common Shares;

(e)	repay any shareholder notes or obligations to parties related to a shareholder incurred other than in the ordinary course of business;

(f)	make any material change in the Company’s principal line of business;

(g)	amend or enact any stock option plan, restricted stock option plan, or employee stock purchase plan to increase the authorized number of shares available for issuance to employees and consultants, which would result in the aggregate number of Common Shares reserved for issuance under such plans exceeding, in aggregate, a number equal to 6,450,020 Common Shares (appropriately adjusted for any stock dividends, stock splits, recapitalizations and the like);

(h)	liquidate or dissolve the Company;

(i)	increase the authorized number of members of the board of directors from seven (7); and

(j)	take any other action which requires the approval of the Preferred Shares under applicable law;

Subject to the foregoing, holders of Preferred Shares will generally have the same voting rights as the holders of Common Shares and will be entitled to notice of any shareholders’ meetings of the Company, and holders of Common Shares and Preferred Shares will vote together as a single class on all matters. Each holder of Common Shares is entitled to one vote for each Common Share held, and each holder of Preferred Shares is entitled to that number of votes equal to the number of shares of Common Shares into which the Preferred Shares could be converted at such time. On closing, this will result in holders of Preferred Shares having one (1) vote per share.

The foregoing is a summary only of the rights, privileges, restrictions and conditions attaching to the Preferred Shares and reference should be made to the full text of the Preferred Share provisions set forth in Appendix “A” to this Information Circular.

Material Terms of the Investor Rights Agreement

The Investor Rights Agreement will include, among other items, the following material terms and conditions:

1.	Investors under the Investor Rights Agreement have the right to request, subject to certain limited exceptions, any time after the earlier of (i) one year following the closing date of the Financing, or (ii) six months after the effective date of the first registration statement for a public offering of securities of the Company in the United States to request the Company file a registration statement under the Securities Act covering all securities which the holders request to be registered;

2.	In certain circumstances, the Company may defer the filing of the registration statement but the Company agrees to use its reasonable best efforts to effect any such requested registration;

3.	If the Company intends to proceed with its own registration of its stock under the Securities Act in connection with a United States public offering of its securities for cash, the Company will also provide holders of Preferred Shares with notice of the intended registration and will generally allow holders of registrable securities to have such securities registered;

4.

When required to effect a registration, the Company will prepare and file with the Securities and Exchange Commission a registration with respect to the registrable securities and will use its reasonable best efforts to cause such registration statement to become effective. The Company also agrees to bear all registration, filing and qualification fees and expenses in connection with the registration process, subject to certain limited exceptions;

5.	In connection with the initial public offering of the Company’s securities in the United States, the public offering price of which is not less that U.S. $2.04 per share for gross cash proceeds to the Company of not less than U.S. $25,000,000, and upon request of the Company or the underwriters managing such offering, each holder agrees not to sell or make any short sale of any securities of the Company for a certain period of time (not to exceed 180 days) from the effective date of such registration;

6.	The registration rights of holders under the Investor Rights Agreement will terminate (i) three years following the consummation of a “Qualified Public Offering” (being a firm commitment underwritten United States public offering by the Company of its Common Shares pursuant to a registration statement under the Securities Act, the public offering price of which is not less than U.S. $2.04 per share which results in gross cash proceeds to the Company of not less than U.S. $25,000,000), or (ii) during such time as Rule 144, or another similar exemption under the Securities Act, is available for the sale of all such holder’s shares during a three (3) month period without registration;

7.	Through the Investor Rights Agreement, the Company also provides investors with a right of first offer with respect to future placements by the Company of its Common Shares. Through this right of first offer, investors are provided a mechanism with which to retain their pro rata percentage ownership in the share capital of the Company. The right of first offer does not apply in connection with certain small private placements, securities issued in connection with acquisitions of companies, the issue of Common Shares to strategic partners or in public equity offerings; and

8.	The Investor Rights Agreement will terminate on the earlier of that date (i) when the Company consummates a transaction or series of related transactions deemed to be a liquidation, dissolution or winding-up, and (ii) when the voting rights attaching to the Preferred Shares represent less than 10% of the voting rights attached to all outstanding Common Shares and Preferred Shares of the Company.

Conditions of the Financing

The respective obligations of BakBone and VantagePoint to complete the Financing are subject to the satisfaction or waiver of a number of conditions. Unless all such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Financing will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis or at all. The following is a summary of certain material conditions which have not yet been satisfied or waived as of the date hereof:

1.	all authorizations, approvals or permits, if any, of any governmental authority or regulatory body of Canada or the United States or of any state that are required in connection with the Financing shall have been obtained;

2.	all regulatory approvals required in respect of the Financing shall have been obtained;

3.	the ordinary resolution to be put forth at the Meeting to approve the Financing shall have been passed by the requisite majority of 50% of the votes cast by the Shareholders of BakBone;

4.	the special resolution to be put forth at the Meeting to approve the creation of the Preferred Shares shall have been passed by the requisite majority of 66 2/3% of the votes cast by the Shareholders of BakBone; and

5.	the Company and VantagePoint shall have executed and delivered the Investor Rights Agreement.

In addition to the aforementioned conditions, the Financing Agreement contains other conditions, covenants and terms for the benefit of the respective parties thereto similar to those found in agreements of this nature.

The TSX has conditionally approved the listing of the Common Shares issuable upon conversion of the Preferred Shares, subject to certain “normal course” conditions of the TSX.

The board of directors of the Company has also approved of the Financing Agreement and the completion of the same as an “Exempt Acquisition” under the Company’s existing shareholder rights protection plan, such that pre-emptive rights of shareholders are not triggered in connection with the completion of the transaction.

Board Recommendation and Shareholder Approval

In accordance with the policies of the TSX, the Financing must be approved by a majority of the votes cast at the Meeting on the resolution. In addition, given the requirement to amend the Company’s Articles to create the Preferred Shares, the Financing must also be approved by 66 2/3% of the votes cast by the Shareholders of the Company under applicable corporate law. Unless otherwise directed, it is management’s intention to vote the proxies in the accompanying form in favour of the ordinary resolution to approve the Financing (the “Financing Resolution”).

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to approve the Financing Resolution, with or without variation, as follows:

“BE IT RESOLVED as an ordinary resolution of the Shareholders of BakBone Software Incorporated (the “Company”), that:

1.	The Company is hereby authorized to issue up to (i) 22,000,000 series A preferred shares (“Preferred Shares”) and (ii) up to 22,000,000 common shares (“Common Shares”) of BakBone issuable upon conversion of the Preferred Shares, pursuant to and in connection with the purchase agreement entered into among the Company and certain purchasers identified therein dated June 18, 2003 (the “Financing Agreement”), all as more particularly described in the accompanying management proxy circular of the Company, and the Financing Agreement is hereby ratified and approved;

2.	any one director or officer of the Company be and is hereby authorized for, and on behalf of, the Company, to do and perform all such acts and things and to execute and deliver or cause to be executed and delivered, for and in the name of, and on behalf of, the Company, all agreements and instruments and other documents as in such individual’s opinion may be necessary or desirable to carry out the terms of the Financing Agreement; and

3.	notwithstanding that this resolution has been passed by the Shareholders of the Company, the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further act or authority of the Shareholders of the Company at any time if such revocation is considered necessary or desirable by the directors.”

The persons named as proxyholders in the accompanying Instrument of Proxy furnished by BakBone intend, unless otherwise directed, to vote in favour of the Financing Resolution.

The board of directors and management of BakBone, having considered all factors they deem necessary to be considered in respect of the Financing, have determined that the Financing is in the best interests of BakBone and its shareholders and unanimously recommends that BakBone Shareholders vote in favour of the Financing Resolution.

CREATION OF PREFERRED SHARES

In connection with the Financing, it will be necessary for the Company to amend its Articles to create the Preferred Shares, the rights, privileges, restrictions and conditions of which shares (the “Preferred Share Provisions”) will be substantially in the form attached to this Information Circular at Appendix “A”. For a summary of the Preferred

Share Provisions, see “VantagePoint Financing – Preferred Share Provisions”. In conjunction with the creation of the Preferred Shares, it will also be necessary for the Company to amend its Articles by changing the rights, privileges, restrictions and conditions attaching to the Common Shares to those set forth in the attached Appendix “A”. The proposed amendment to the Company’s Articles will only be completed if the Financing is completed. In accordance with the Business Corporations Act (Alberta) (the “ABCA”), the proposed amendment must be approved by not less than two-thirds of the votes cast at the Meeting on the resolution. Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, to approve a special resolution (the “Preferred Share Resolution”), with or without variation, as follows:

“BE IT RESOLVED as a special resolution of the Shareholders of BakBone Software Incorporated (the “Company”), that:

1.	the Articles of the Company be amended pursuant to section 173(1)(d) of the Business Corporations Act (Alberta) by creating a new class of shares, namely series “A” preferred shares, the rights, privileges, restrictions and conditions of which shares will be substantially in the form attached at Appendix “A” to the accompanying management proxy circular of the Company (the “Information Circular”);

2.	the Articles of the Company be amended pursuant to section 173(1)(e) of the Business Corporations Act (Alberta) by changing the rights, privileges, restrictions and conditions attaching to the Common Shares to the rights, privileges, restrictions and conditions in the form attached at Appendix “A” to the Information Circular;

3.	any one director or officer of the Company be and is hereby authorized for, and on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such individual may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions; and

4.	the directors in their discretion may revoke this special resolution before it is acted upon without further approval or authorization of the shareholders.”

The persons named as proxyholders in the accompanying Instrument of Proxy furnished by BakBone intend, unless otherwise directed, to vote in favour of the Preferred Share Resolution. The effective date of the amendment to the Company’s Articles to give effect to the Preferred Share Resolution will be the date of issuance of a Certificate of Amendment by the Registrar of Corporations under the ABCA, which is expected to be obtained in conjunction with the closing of the Financing shortly following the Meeting.

The board of directors of the Company unanimously recommends that shareholders vote in favour of the above resolution.

AMENDMENT OF SHARE OPTION PLAN

Shareholders will be asked at the Meeting to consider and, if thought advisable, to ratify and approve a new share option plan (the “2003 Plan”), which will supersede and replace the existing stock option plan of the Company (the “Old Plan”). The Old Plan, in its current form, was last ratified by the shareholders in July of 2002.

As of May 30, 2003, the Company had outstanding options to purchase an aggregate of 6,037,039 Common Shares. However, the total number of Common Shares reserved for issuance under the Old Plan, on the records of the TSX, is 4,076,084 Common Shares and the historical plan maximum (lifetime shares reserved for issuance under the Old

Plan) (the “Plan Maximum”) is presently 4,124,600 Common Shares. All options granted in excess of the total number of shares reserved for issuance will require shareholder ratification.

In April of 2003, the Compensation Committee and the board of directors of the Company as a whole reviewed the Company’s existing option structure and allocations and determined that it would be in the best interests of shareholders generally to ensure that the interests of management were aligned with shareholders through certain option grants. Accordingly, the Compensation Committee recommended, and the Board approved, subject to requisite shareholder approval, that the Company proceed with the grant of options to acquire an aggregate of 2,736,600 Common Shares, each at an exercise price of $1.35 per share (being the current market price at the date of grant). Of the foregoing options, the majority, being 1,950,000, have been allocated to the Company’s Named Executive Officers, 300,000 have been allocated to the VantagePoint nominees to be appointed to the board of directors of the Company, 150,000 have been allocated to the existing directors of the Company, and the balance have been reserved for issuance to the Company’s different regional sales directors and employees. All such options expire ten years from the date of grant, subject to earlier termination in the event that an individual resigns or is terminated from the Company.

If the 2003 Plan is approved as proposed, the outstanding options will remain in effect and be exercisable in accordance with their terms and all such options will be deemed to be issued under the terms of the 2003 Plan. Approval of the 2003 Plan will also constitute ratification of those outstanding share options granted in excess of the maximum number of Common Shares reserved for issuance under the Old Plan.

The 2003 Plan contains terms and conditions substantially the same as those of the Old Plan, except that (i) the Company will be increasing the maximum number of Common Shares that may be issued upon the exercise of options granted pursuant to the 2003 Plan in accordance with the parameters set forth below; and (ii) the 2003 Plan will provide the Company with the flexibility to effect the “cashless” exercise of stock options, by providing to optionees the difference (either in cash or Common Shares) between the exercise price of the options and the current trading price of the Common Shares.

The board of directors has approved an amendment (the “Plan Amendment”) to the Plan so as to increase the Plan Maximum by:

(i)	6,206,916 Common Shares to 10,331,516 Common Shares in the event that the Financing is completed – this will leave the Company with outstanding options to purchase 6,037,039 Common Shares, as well as the flexibility to grant options to purchase an additional 4,245,961 Common Shares, for a total of 10,283,000 Common Shares either issued or available for issue; or

(ii)	3,206,916 Common Shares to 7,331,516 Common Shares in the event that the Financing is not completed – this will leave the Company with outstanding options to purchase 6,037,039 Common Shares, as well as the flexibility to grant options to purchase an additional 1,245,961 Common Shares, for a total of 7,283,000 Common Shares either issued or available for issue.

After the Plan Amendment takes place, the maximum number of Common Shares which will either be issued or available for issuance under the 2003 Plan will be equal to 12.75% in the event the Financing is approved, and 12.4% in the event the Financing is not approved. The Plan Amendment is subject to the approval of disinterested shareholders of the Company at the Meeting.

Consistent with the Old Plan and the rules of The Toronto Stock Exchange, the following restrictions apply in connection with the issuance of Common Shares under the 2003 Plan:

(a)	the maximum number of Common Shares reserved for issuance pursuant to stock options granted to insiders pursuant to the 2003 Plan and any other share compensation arrangements is 10% of the number of Common Shares outstanding;

(b)	the maximum number of Common Shares that may be issued to insiders under the 2003 Plan and any other Common Share compensation arrangement within a one (1) year period is 10% of the number of Common Shares outstanding; and

(c)	the maximum number of Common Shares that may be issued to any one insider under the 2003 Plan and any other Common Share compensation arrangement within a one (1) year period is 5% of the number of Common Shares outstanding.

Approval of the 2003 Plan and approval of the grant of the options to acquire 2,736,600 Common Shares in April, 2003 each require approval of disinterested shareholders by ordinary resolution, being a majority of the votes cast at the Meeting by Shareholders on the resolutions, excluding votes attaching to Common Shares beneficially owned by insiders to whom Common Shares may be issued pursuant to the 2003 Plan, as well as “associates” (as such meaning is defined in the Securities Act (Ontario)) of such insiders. At the Meeting, the Company’s transfer agent and registrar will be directed to exclude votes of all insiders and their associates on these resolutions.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution of disinterested shareholders in the following form:

“RESOLVED THAT:

1.	the adoption of the 2003 share option plan (the “2003 Plan”) of the Company, on the terms described in the accompanying management proxy circular be and the same is hereby ratified, confirmed and approved;

2.	any one director or officer of the Company be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3.	notwithstanding that this resolution has been passed by the shareholders of the Company, the proposed amendment of the Plan is conditional upon receipt of final approval from the TSX and the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Company, at any time if such revocation is considered necessary or desirable by the directors.”

As discussed above, the grant of options in excess of the current limits of the Old Plan also requires approval of disinterested shareholders of the Company and, at the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution of disinterested shareholders in the following form:

“RESOLVED THAT:

1.	the April 24, 2003 grant of options to acquire 2,736,600 Common Shares of the Company, on the terms described in the accompanying management proxy circular, be and the same is hereby ratified, confirmed and approved; and

2.	any one director or officer of the Company be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution.”

The persons named in the accompanying Instrument of Proxy furnished by BakBone intend, unless otherwise directed, to vote in favour of the above resolutions. A copy of the 2003 Plan is available for inspection at the Meeting and will be sent to any Shareholder prior to the Meeting upon request.

The board of directors of the Company unanimously recommends that Shareholders vote in favour of the above resolutions.

FIXING THE NUMBER OF DIRECTORS

At the Meeting, shareholders will be asked to fix the number of directors for the present time at six (6), as may be adjusted between shareholders’ meetings by way of resolution of the board of directors of the Company. Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Meeting at six (6).

ELECTION OF DIRECTORS

At the Meeting, Shareholders will be asked to elect the proposed directors set forth below to hold office until the next annual meeting or until their successors are elected or appointed. There are presently six directors of the Company, each of whom retires from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the election of the nominees hereinafter set forth to hold office as directors until the next annual meeting, or until their successors are elected or appointed:

J. Stephan Dolezalek	Neil MacKenzie
Keith Rickard	Archie Nesbitt
J.G. (Jeff) Lawson	Andrew T. Sheehan

Messrs. Sheehan and Dolezalek are representatives of VantagePoint and are being nominated for election as directors in conjunction with the Financing. Messrs. Sheehan and Dolezalek will be appointed conditionally upon the Financing being completed. In the event that the Financing is not completed for any reason, and VantagePoint does not exercise its option to acquire an aggregate of 14,619,111 Common Shares, then Messrs. Sheehan and Dolezalek have agreed to resign as directors.

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities beneficially owned, directly or indirectly, or over which each exercises control or direction, the period served as director and the principal occupation during the last five years of each are as follows:

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Controlled(5)	Director Since	Principal Occupation
Keith Rickard San Diego, California	466,000	September 24, 2001	President and Chief Executive Officer of BakBone since June, 2001; prior thereto, President of Sterling Software’s Storage Management Division since February, 1997, responsible for all aspects of Sterling’s storage management software product suite, including worldwide sales, marketing, engineering and business development.

J.G. (Jeff) Lawson(1)(2)(3) Calgary, Alberta	110,200	March 13, 2000	Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors since January 1, 1999; prior thereto, Associate, Burnet, Duckworth & Palmer LLP.

Neil M. MacKenzie(1)(3) Calgary, Alberta	473,175	March 13, 2000	Director and Vice-President of Newpark Drilling Fluids Canada Inc., a subsidiary of Newpark Resources Incorporated, which trades on the New York Stock Exchange, since 1998. Also a Director of Wireless Matrix Corporation, which trades on The Toronto Stock Exchange since 1996.

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Controlled(5)		Director Since	Principal Occupation
Archie J. Nesbitt(1)(3) Calgary, Alberta	633,366		December 18, 1996	Lawyer practicing in the natural resources field for the past 20 years. President of A.J. Nesbitt Professional Corp. since 1978. President, Secretary and Director of Naneco Minerals Ltd. (a TSX Venture Exchange listed company) since 1981.

Andrew T. Sheehan San Bruno, California	—	(6)	Nominee	Andrew T. Sheehan has been a partner of VantagePoint Venture Partners, a venture capital firm, since November 2002. From April 1998 until October 2002, Mr. Sheehan had been employed by and was a managing member of the general partner of ABS Capital Partners, a private equity company. Mr. Sheehan also serves on the boards of directors of several privately held companies. Mr. Sheehan received his B.A. from Dartmouth College and his M.B.A. from the Wharton School of Business.

J. Stephan Dolezalek San Bruno, California	—	(6)	Nominee	J. Stephan Dolezalek has been a partner of VantagePoint Venture Partners since January 2000. From July 1984 through December 1999 he was an attorney, and since 1989, a partner with Brobeck, Phleger & Harrison, a national law firm headquartered in San Francisco. During that period, Mr. Dolezalek held positions including head of the firm’s Life Sciences Practice Group, as Managing Partner of its Palo Alto Office and as head of the Business and Technology Practice. Mr. Dolezalek currently serves on the boards of directors of a number of privately held companies in the VantagePoint portfolio. Mr. Dolezalek received his B.A. from the University of Virginia School of Architecture and his J.D. from the University of Virginia School of Law.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	The Company does not have an Executive Committee.
(5)	This does not include Common Shares issuable on exercise of options.
(6)	Messrs. Sheehan and Dolezalek are affiliated with VantagePoint, which, assuming the Financing closes, will beneficially own 22,000,000 Preferred Shares. Messrs. Sheehan and Dolezalek will also each receive options to acquire 150,000 Common Shares in conjunction with the completion of the Financing. This compensation is consistent to that granted to new directors of the Company.

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to BakBone by the respective nominees as at May 30, 2003. Each of the nominees is currently a director and was elected to his present term of office by a vote of the Company’s shareholders at a meeting of such shareholders, other than Messrs. Sheehan and Dolezalek, who are being nominated as the VantagePoint representatives in connection with the Financing. See “Matters to be Acted Upon at the Meeting – VantagePoint Financing”.

Given the Company’s intended focus of operations in the United States, the Company intends to move to comply, to the extent possible, with the U.S. Sarbanes-Oxley Act of 2002 (“S-OX”). Accordingly, the board of directors of the

Company is actively seeking to add an individual to the Board who will constitute an independent director who is also a “financial expert” under S-OX. The existing Board is also periodically assessing the overall independence of the Board with a view to ensuring that the board of directors and the Committees of the Board are appropriately weighted with a sufficient number of independent directors.

APPOINTMENT OF AUDITORS

Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of KPMG LLP, San Diego, California, to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP have been the Company’s auditors since January 15, 2001.

The board of directors of the Company unanimously recommends that shareholders vote in favour of the above resolution.

CONTINUANCE OF THE COMPANY UNDER THE CANADA BUSINESS CORPORATIONS ACT

Summary

The Company is presently governed by the Business Corporations Act (Alberta) (the “ABCA”). However, the Company’s connection to the province of Alberta is historical in nature and is no longer reflective of its current operations throughout the world. Accordingly, the board of directors of BakBone has determined that it is in the best interests of BakBone and its Shareholders to continue the Company from the jurisdiction of the Province of Alberta to the federal jurisdiction of Canada (the “Continuance”) pursuant to the Canada Business Corporations Act (the “CBCA”).

The principal reason for proceeding with the continuance at the present time is that the CBCA has more flexible requirements for the appointment of directors who are non-resident Canadians, which management believes is appropriate for BakBone, given that its head and executive offices are located in the United States and that its operations are conducted on a multi-national basis.

Upon issuance of the Certificate of Continuance continuing BakBone under the CBCA, BakBone will cease to be a corporation governed by the ABCA and will then be governed by the CBCA. Other than the more flexible requirements under the CBCA relating to the appointment of non-resident directors, management of the Company is of the view that the CBCA will provide to shareholders of the Company substantively the same rights as are available to shareholders under the ABCA. See “Comparison of Governing Legislation” below.

If the Continuance is approved by Shareholders, the principal attributes of the Common Shares and the Series A Preferred Shares will be identical to those set forth in the Articles of Amendment attached hereto as Appendix “A”, as proposed to be adopted at the Meeting. See “Matters to be Acted Upon at the Meeting – Creation of Preferred Shares”. The Continuance will effect a change in the legal domicile of the Company on the effective date thereof, but the Company will not change its business or operations in conjunction with the Continuance.

Comparison of Governing Legislation

The following is a summary of certain provisions of the ABCA and the CBCA, including a summary of some of the more important similarities and differences between the two jurisdictions. This summary is not an exhaustive review of the two governing statutes and is of a general nature only. This summary is not intended to be, and should not be construed to be, legal advice to any particular holder of Common Shares of BakBone and, accordingly, such holders should consult their own legal advisors with respect to the corporate law consequences to them, if any, of the Continuance.

Sale of Undertaking

Under both the ABCA and the CBCA, any proposed sale, lease or exchange of all or substantially all of the property of a corporation, other than in the ordinary course of business, must be approved by a special resolution passed by not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders.

If the proposed sale, lease or exchange of the corporation’s property will affect a class or series of shares differently from another class or series of shares, then the special resolution approving it must be submitted to a separate vote of the holders of shares of that class or series, as the case may be. Furthermore, each share of a corporation carries the right to vote on such a resolution notwithstanding that it otherwise does not carry the right to vote.

Amendments to the Articles of the Corporation

Under both the ABCA and the CBCA, certain fundamental changes to the Articles of a corporation, such as an alteration of any restrictions on the business carried on by the corporation, changes in the name of the corporation, increases or decreases in the authorized capital, the creation of any new classes of shares and changes in the jurisdiction of incorporation, must be approved by a special resolution passed by a majority of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders of the corporation. Furthermore, certain fundamental changes, such as the addition, change or removal of any rights, privileges, restrictions or conditions in respect of shares of a particular class, and, where a series of shares of the class will be affected by an amendment in a manner different from other shares of the class, must be approved by a special resolution passed by the holders of shares of that series (regardless of whether such shares of the class or series, as the case may be, otherwise do not carry a right to vote).

Rights of Dissent and Appraisal

Both the ABCA and the CBCA provide that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right may be exercised by a holder of shares of any class of the corporation in certain circumstances, including when a corporation proposes to: (i) amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class; (ii) amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on; (iii) enter into certain statutory amalgamations; (iv) continue out of the jurisdiction; or (v) sell, lease or exchange all or substantially all of its property, other than in the ordinary course of business. See “Part IV – Right of Dissent – Continuance”.

Oppression Remedies

Under the ABCA and the CBCA, a shareholder, former shareholder, director, former director, officer or former officer of the corporation or any its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court to rectify the matters complained of where in respect of a corporation or any of its affiliates: (i) any act or omission of the corporation or its affiliates effects a result; (ii) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or its affiliates are or have been exercised in a manner; that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any securityholder, creditor, director or officer.

Shareholders’ Derivative Actions

Under the ABCA and the CBCA, a shareholder, former shareholder, director, former director, officer or former officer of the corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to do so, may apply for the court’s leave to: (i) bring a derivative action in the name and on behalf of the corporation or any of its subsidiaries; or (ii) intervene in an action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or the subsidiary.

Requisition of Meetings

Both the ABCA and the CBCA provide that one or more shareholders of a corporation holding not less than 5% of the issued voting shares may give notice to the directors requiring them to call and hold a general meeting of the corporation.

Form of Proxy and Information Circular

Both the ABCA and the CBCA require a distributing corporation to provide notice of a general meeting and a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at and the conduct of the meeting.

Director Requirements

Both the ABCA and the CBCA provide that a distributing corporation shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. Under the ABCA, at least half of the directors of a corporation must be resident Canadians. Under the CBCA, at least 25% of the directors of the corporation must be resident Canadians.

Further Information

For further information regarding the similarities and differences between the ABCA and the CBCA, Shareholders should consult their legal advisors and refer to the statutes, copies of which will be available at the Company’s registered office, Suite 1400, 350 – 7th Avenue S.W., Calgary, AB T2P 3N9, during normal business hours up to and including the date of the Meeting.

Shareholder Approval

In accordance with the ABCA, the Continuance must be approved by a majority of not less than two-thirds of the votes cast at the Meeting on the resolution in respect of same (the “Continuance Resolution”). The Continuance is also subject to the approvals of the Registrar under the ABCA and the Director under the CBCA.

The Continuance will not become effective until Articles of Continuance have been sent to the Director under the CBCA and a Certificate of Continuance has been issued in accordance therewith. If the Continuance Resolution is passed by Shareholders, management of BakBone intends to file the necessary documents to give effect to the Continuance shortly following approval of the Continuance Resolution. The Articles of Continuance will be substantially the same as the current Articles of the Company, as proposed to be amended at the Meeting in conjunction with the Financing. See “Matters to be Acted Upon at the Meeting – Creation of Preferred Shares”.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to approve the Continuance Resolution, with or without variation, as follows:

“BE IT RESOLVED as a special resolution of the shareholders of BakBone Software Incorporated (the “Company”) that:

1.	the Company is hereby authorized to make application to the Registrar under the Alberta Business Corporations Act and to the Director under the Canada Business Corporations Act (the “CBCA”) to continue its corporate existence from the jurisdiction of Alberta to the jurisdiction of Canada under the CBCA;

2.	the Articles of Continuance as approved by the Board of Directors of the Company (or in such other form as the Director under the CBCA may accept) be and are hereby approved in such form, with such amendments thereto as the director or officer executing the same may approve, such approval to be conclusively evidenced by his signature thereto;

3.

any one director or officer of the Company be and is hereby authorized for, and on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such individual may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions; and

4.	the directors in their discretion may abandon the application for Continuance without further approval of the shareholders at any time prior to the issuance of the Certificate of Continuance under the CBCA.”

The persons named as proxyholders in the accompanying Instrument of Proxy furnished by BakBone intend, unless otherwise directed, to vote in favour of the Continuance Resolution.

The board of directors of BakBone unanimously recommends that BakBone Shareholders vote in favour of the Continuance Resolution.

Notwithstanding the approval of the Continuance Resolution, the board of directors of the Company may, if determined to be in the best interests of the Company, abandon the Continuance application without the approval of the Shareholders at any time prior to the issuance of the Certificate of Continuance under the CBCA, including in the event that the Company anticipates substantial cost to the Continuance as a result of the exercise of dissent rights, if any.

As set out in the Notice of Meeting, the holders of Common Shares of the Company have the right to dissent to the Continuance under Section 191 of the ABCA. See “Part IV – Right of Dissent – Continuance”.

PART IV

RIGHT OF DISSENT - CONTINUANCE

The following is a summary of a registered shareholder’s dissent and appraisal rights in respect of the Continuance. The following is a summary only of the comprehensive procedures to be followed by a shareholder who seeks such dissent and appraisal rights and is qualified in its entirety by reference to the full text of Section 191 of the ABCA (the “Dissent Provisions”) which is attached to this Information Circular at Appendix “B”. Any registered shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of Section 191. Failure to strictly comply with the Dissent Provisions and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Only registered holders of Common Shares may dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such securities. A registered holder, such as a broker, who holds Common Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Common Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Common Shares covered by it.

Pursuant to the Dissent Provisions, registered shareholders who dissent in respect of the Continuance and comply with the applicable statutory requirements (a “Dissenting Shareholder”) are generally entitled to be paid the fair value of the Common Shares held by such holder in respect of which such holder dissents (the “Dissented Shares”), determined as of the close of business on the last business day before the day on which the Continuance Resolution is adopted. A Dissenting Shareholder must send to BakBone a written objection (a “Notice of Dissent”) to the Continuance Resolution, which written objection must be received by the President of BakBone at its registered office, before the Meeting or by the Chairman of the Meeting at or before the Meeting. A Dissenting Shareholder who intends to dissent is not precluded from voting on the Continuance Resolution, but, if a Shareholder votes in favour of the Continuance Resolution, he or she cannot also exercise dissent rights. A vote against the Continuance Resolution, or the execution or exercise of a proxy in agreement therewith, does not constitute a valid Notice of Dissent under the Dissent Provisions.

An application may be made to the Court of Queen’s Bench of Alberta (the “Court”) by the Company or by a Dissenting Shareholder to fix the fair value of the Dissented Shares. If such an application to the Court is made by the Company or a Dissenting Shareholder, the Company must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the board of directors of the Company to be the fair value of the Dissented Shares. The offer, unless the Court otherwise orders, must be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable if the Company is the applicant, or within 10 days after the Company is served with a notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with the Company for the purchase of that holder’s Dissented Shares, in the amount of the offer made by the Company or otherwise, at any time before the Court pronounces an order fixing the fair value of the Dissented Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Dissented Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Company and in favour of each of those Dissenting Shareholders, and fixing the time within which the Company must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Shareholder ceases to have any rights as a Shareholder, until the date of payment.

Upon the Continuance becoming effective, or upon the making of an agreement between the Company and the Dissenting Shareholder as to the payment to be made by the Company to the Dissenting Shareholder, or upon the pronouncement of a Court Order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder of the Company other than the right to be paid the fair value of such holder’s Dissented Shares, in the amount agreed to between the Company and the Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw his dissent, or the Company may rescind the Continuance Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

The Company shall not make a payment to a Dissenting Shareholder under the Dissent Provisions if there are reasonable grounds for believing that the Company is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of the Company would thereby be less than the aggregate of its liabilities. In such event, the Company shall notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their Dissented Shares in which case the Dissenting Shareholders may, by written notice to the Company, within thirty days after receipt of such notice, withdraw such holders’ written objection, in which case the Company shall be deemed to consent to the withdrawal and such Dissenting Shareholder shall be reinstated with full rights as a BakBone Shareholder, failing which, such Dissenting Shareholder retains a status as a claimant against the Company to be paid as soon as the Company is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company, but in priority to its shareholders.

All Common Shares held by Shareholders who exercise their right of dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Company and cancelled in exchange for such fair value.

PART V

INFORMATION CONCERNING THE COMPANY

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of BakBone consists of an unlimited number of Common Shares without nominal or par value. As at the date hereof, there are 58,625,216 Common Shares issued and outstanding. Two persons present in person and holding or representing not less than five percent (5%) of the Common Shares entitled to vote thereat will constitute a quorum at the Meeting.

To the knowledge of the directors and senior officers of BakBone, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares. In the event that the Financing is completed and, assuming conversion of the Preferred Shares held by VantagePoint into Common Shares, VantagePoint will hold or exercise control or direction over an aggregate of up to 22,000,000 Common Shares which will represent approximately 27% of the issued and outstanding Common Shares of BakBone immediately following completion of the Financing.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Securities legislation in Canada requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer and the four next most highly compensated senior officers whose total salary and bonus exceeded Cdn. $100,000 per year, and any individual who would have been included except for the fact that such individual was not serving as an officer of the Company at the end of the most recently completed financial year end. However, in order to be consistent with the disclosure in the Company’s most recent Form 20-F filed with the Securities and Exchange Commission, the Company has elected to disclose the compensation of each of the members of its senior management team (the “Executive Officers”). During the fiscal year ended March 31, 2003, the Company had seven Executive Officers, namely, Mr. Keith Rickard, President and Chief Executive Officer, Mr. John Fitzgerald, Chief Financial Officer, Mr. Fabrice Helliker, Vice President, Engineering, Mr. Howard Weiss, Managing Director, Asian Operations, Mr. Scott Petersen, Vice-President of North American Sales, Mr. Peter Eck, Vice-President of Marketing and Mr. Andrew Unsworth, Managing Director, European Operations (the “Named Executive Officers”). The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for the last three fiscal years (or such shorter period of time if such individuals have been acting in such capacity for a lower period of time). All figures are in U.S. dollars unless otherwise indicated.

						Long-Term Compensation
		Annual Compensation				Awards			Payouts
Name and Principal Position	Twelve Months Ended March 31	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)		Securities Under Stock Options/SARs Granted (#)	Restricted Shares or Restricted Share Units (#)		LTIP Payouts ($)	All Other Compen- sation ($)
Keith Rickard President and Chief Executive Officer	2003 2002	200,000 132,231	(2 150,000)	95,000 —	(2)	500,000 —	— —		— —	— 4,500

John Fitzgerald Chief Financial Officer	2003 2002	120,000 30,000	10,700 —	— —		50,000 50,000	— —		— —	— —

Fabrice Helliker Vice President of Engineering	2003 2002 2001	143,552 121,800 102,500	51,463 23,070 10,070	11,812 — 9,288	(3)	50,000 — —	320,000 320,000 320,000	(1)	— — —	— 10,320 900

Peter Eck(4) Vice President of Marketing	2003	148,699	24,327	31,104		40,000	—		—	—

Scott Petersen(6) Vice President of North American Sales	2003	118,691	37,375	20,000	(5)	75,000	—		—	—

Andrew Unsworth Managing Director, European Operations	2003 2002 2001	133,866 132,684 53,942	5,000 — —	11,339 — —		50,000 — —	200,000 100,000 100,000		— — —	— — 4,569

						Long-Term Compensation
		Annual Compensation				Awards		Payouts
Name and Principal Position	Twelve Months Ended March 31	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)		Securities Under Stock Options/SARs Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compen- sation ($)
Howard Weiss Managing Director, Asian Operations	2003 2002	175,000 165,000	167,058 20,000	83,652 25,000	(7)	30,000 25,000	— —	— —	— —

Notes:

(1)	Restricted shares represent shares held in an employee benefit trust set up to retain certain key personnel associated with NetVault Ltd. Mr. Helliker is fully vested in his shares and Mr. Unsworth is one-half vested in his shares with the remaining half vesting over the next three years. The shares are currently held in the trust, and employees do not have voting rights to these shares.
(2)	Relates to moving expense reimbursements paid to Mr. Rickard in fiscal 2003. In addition, Mr. Rickard was allocated a bonus of $120,000 for fiscal 2003. Such bonus has yet to be paid to Mr. Rickard.
(3)	Relates to the aggregate of a monthly automobile allowance.
(4)	Mr. Eck was hired in May, 2002 and has a base annual salary of $160,000.
(5)	Relates to reimbursed relocation costs.
(6)	Mr. Petersen was hired in July, 2002 and has a base annual salary of $175,000.
(7)	Relates to a monthly housing allowance.
(8)	The value of perquisites and other personal benefits received was not greater than 10% of the total annual salary and bonus of each Named Executive Officers for the financial year.

Options Granted to the Named Executive Officers

The following table details the grants of options to purchase Common Shares of the Company to the Named Executive Officers during the financial year ended March 31, 2003:

Name and Principal Position	Securities Under Options/SARs Granted #	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)(1)	Expiration Date
Keith Rickard President and Chief Executive Officer	500,000	23.8	1.29	1.29	April, 2012

John Fitzgerald Chief Financial Officer	5,000 45,000	0.3 2.1	1.36 1.29	1.36 1.29	May, 2012 July, 2012

Fabrice Helliker Vice President of Engineering	50,000	2.1	1.36	1.36	May, 2012

Peter Eck Vice President of Marketing	40,000	1.9	1.36	1.36	May, 2012

Scott Petersen Vice President of North American Sales	75,000	3.6	1.27	1.27	April, 2012

Andrew Unsworth Managing Director, European Operations	50,000	2.4	1.54	1.54	April, 2012

Howard Weiss Managing Director, Asian Operations	25,000 5,000	1.1 0.3	1.54 1.36	1.54 1.36	April, 2012 May, 2012

Note:

(1)	Based on the closing price of the Common Shares on the TSX on the date of grant.

Options Exercised

The following table sets forth the aggregate options exercised in the year ended March 31, 2003 and the number of unexercised stock options and the value of in-the-money stock options held by the Named Executive Officers as of March 31, 2003. Each of the figures listed below are expressed in Canadian dollars unless otherwise indicated.

Name and Principal Position	Common Shares Acquired on Exercise (#)	Aggregate Net Value Realized ($)	Unexercised Stock Options at FY-end (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Stock Options at FY-End(1) ($) Exercisable/Unexercisable
Keith Rickard President and Chief Executive Officer	—	—	125,000/375,000	Nil/Nil

John Fitzgerald Chief Financial Officer	—	—	17,750/82,250	Nil/Nil

Fabrice Helliker Vice President of Engineering	84,000	54,240	Nil/ 50,000	Nil/Nil

Peter Eck Vice President of Marketing	—	—	Nil/ 40,00	Nil/Nil

Scott Petersen Vice President of North American Sales	—	—	Nil/ 75,000	Nil/Nil

Andrew Unsworth Managing Director, European Operations	—	—	Nil/ 50,000	Nil/Nil

Howard Weiss Managing Director, Asian Operations	—	—	17,959/37,041	Nil/Nil

Note:

(1)	Based on the closing price of the Common Shares on the TSX as reported by such exchange on the last trading day of the Company’s Common Shares on or prior to March 31, 2003 of $0.90 per Common Share.

Executive Employment Agreements

The Company has entered into an employment agreement with Mr. Keith Rickard, which provides that Mr. Rickard will act as the President and Chief Executive Officer of the Company and, in consideration of the same, will be paid annual remuneration of U.S. $180,000 for a three year period, and may be entitled to a discretionary bonus, on an annual basis, as determined by the board of directors. In conjunction with the annual review of Mr. Rickard’s salary, in fiscal 2002, his annual remuneration was increased to $200,000. In addition, Mr. Rickard has received a discretionary bonus in each of the last two fiscal years, of $120,000 for the fiscal year ended March 31, 2003 and $150,000 for the fiscal year ended March 31, 2002. Either the Company or Mr. Rickard may terminate the employment arrangement at any time by giving sixty days prior written notice, and the Company may terminate the employment arrangement, at any time, for cause. If Mr. Rickard is terminated for any reason other than just cause, he is entitled to receive the equivalent of 12 months salary plus any time-based options which would otherwise vest during the 12 month period following the date of termination.

Compensation of Directors

Directors are entitled to receive U.S. $10,000 as an annual retainer, payable quarterly in arrears, $1,000 per meeting attended in person and $500 per meeting attended by teleconference. In addition, the Chair of each Committee of the Board is entitled to receive $2,000 per annum for acting in such capacity and committee members are also entitled to receive $750 for each committee meeting. The stock option agreements of Board members provide that, individuals who have served as members of the Board for a period of 18 months or more, upon the resignation from the Company, have a period of one year in which to exercise their stock options. Board members holding options who have held a board position for a lesser period of time have a period of 90 days to exercise their options following resignation from the Company, unless an alternative arrangement is agreed to by a majority of the board of directors. Board members are also reimbursed for direct expenses relating to travel to Board of Director and other Company meetings requiring their presence. The directors of the Company have also been granted stock options pursuant to the corporation’s stock option plan. See “Stock Option Plan”.

STOCK OPTION PLAN

The Company has adopted a stock option plan (the “Plan”) pursuant to which the board of directors of the Company may allocate options to purchase Common Shares of the Company to directors, officers, employees of and service providers to the Company and its subsidiaries. Options are generally non-transferable but may, at the discretion of the TSX, be transferred to (or held by) corporate representatives of eligible optionees. Options granted pursuant to the Plan are exercisable at the closing price per share on the TSX on the last trading date preceding the date of grant. The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan is 5% of the Common Shares outstanding at the time of grant (calculated on a non-diluted basis). Options granted under the Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, senior officer, director or service provider of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring or dying. The Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a sub-division, consolidation, re-classification or change of the Common Shares, a merger or other relevant changes in the Company’s capitalization. The board of directors of the Company may from time to time amend or revise the terms of the Plan. The Plan does not contain any provision for financial assistance by the Company in respect of options granted thereunder.

As at May 30, 2003, there were options to purchase an aggregate of 6,037,039 Common Shares issued and outstanding under the Plan.

COMPENSATION COMMITTEE

The Company’s Compensation Committee is presently comprised of three directors, J.G. (Jeff) Lawson, Neil MacKenzie and Archie Nesbitt, all of whom are unrelated, outside directors of the Company for the purposes of the TSX Guidelines, as described under “Corporate Governance” herein.

The Compensation Committee is charged with the periodic review of the Company’s compensation policies and makes recommendations with respect to the compensation of executive officers and senior personnel of the Company, including the Company’s Named Executive Officers, to the board of directors, which has final approval on compensation matters.

REPORT OF COMPENSATION COMMITTEE

To:    The Shareholders of BakBone Software Incorporated

The Company’s total compensation package for Named Executive Officers and senior personnel is designed to be competitive with that provided by other publicly traded companies of similar size. The Company’s executive compensation policies are designed to attract and retain qualified individuals through a competitive level of compensation, as well as to recognize and reward individual and corporate performance. Executive compensation consists of base salary, benefits package, annual performance-based incentives, long-term stock options and perquisites. The Compensation Committee also provides guidance to the Board with respect to base option compensation and bonus compensation which may be allocated, on a discretionary basis, to the Company’s employees.

In setting annual compensation, the Compensation Committee has an ongoing dialogue with senior management of the Company and reviews management submissions as to proposed compensation for the Named Executive Officers and other senior personnel of the Company.

In February and March of 2003, the Compensation Committee completed an independent review of the compensation structure of various industrial issuers of either similar size (market capitalization and revenues) as the Company or, if of a different size, then with comparable sales and revenue models as the Company, with a view to establishing proper parameters for compensating the Company’s Named Executive Officers and senior personnel which would, on the one hand, be relatively consistent with compensation within the industry and, on the other hand, would provide appreciable incentives for key managers and senior executives to meet certain prescribed performance targets. Through this process, the goal of the Compensation Committee, as approved by the Board, is to tie executive compensation to established corporate performance targets. If these targets are met, then shareholders stand to benefit through increased corporate revenues, and the incentive amounts paid out would thus be warranted in the circumstances. Given the Company’s small size and the experience of various board members and management with similar sized companies, the Compensation Committee and board of directors have not traditionally relied on outside consultants in providing or assessing such information, and do not intend to do so in the near future.

Base Salaries

Executive officers’ salaries are reviewed annually and, as discussed, are established taking into consideration individual salaries as compared to those paid to executives in other companies of comparable size within the Company’s peer group. The executive salaries of the Company are intended to provide fair compensation to senior management. Base salaries are also reviewed on an ongoing basis having regard to the Company’s performance, changes in the industry (including in respect of variances in executive salaries at comparable companies), the Company’s current cash and revenue position, and general economic conditions. Ultimately, however, base salaries are primarily a reflection of perceived industry standards, although the Compensation Committee and the Board have, in the past few years, attempted to establish a significant weighting in overall compensation through variable compensation, to establish incentives for efficient and profitable corporate performance through a flexible bonus structure.

Bonus Plan

The Compensation Committee has recommended, and the Board has approved, a bonus structure that is primarily incentive and performance based, in order to align compensation with overall corporate goals and shareholders’ interests. On a year-to-year basis, senior management of the Company presents to the Board the proposed revenue and expense plans of the Company’s different operating divisions for the upcoming year. The key managers of these divisions are ultimately responsible for divisional performance, and the Company’s Chief Executive Officer, Mr. Keith Rickard, is ultimately responsible for the Company’s overall performance. Generally, executive officers must achieve a minimum of 80% of certain pre-prescribed bonus metrics prior to receiving any bonus in any fiscal quarter, with the aggregate bonus amounts increasing proportionately for performance over the 80% threshold. The metrics are generally tied to pre-determined revenue targets, as well as a prescribed contribution margin for the three sales executives in the Company.

The bonus compensation of the Company’s Chief Executive Officer is determined on the same basis as the metrics for the various area managers, although the same are applied on an overall corporate basis. Accordingly, if the Company performs according to plan, and exceeds plan, then Mr. Rickard is entitled to receive bonus compensation; however, if certain operating divisions perform above plan, but “net” corporate performance is below plan, Mr. Rickard is not generally entitled to receive any incentive bonus payments. Mr. Rickard earned an incentive bonus of $120,000 for the fiscal year ended March 31, 2003 and $150,000 for the fiscal year ended March 31, 2002.

In addition to the foregoing formalized compensation parameters, from time to time, the Compensation Committee has recommended, and the Board has approved, certain discretionary compensation measures based on individual employee performance. By way of example, if certain individuals are instrumental in finalizing a significant revenue-generating transaction which contributes materially to the Company’s corporate objectives, then the Board has approved setting aside a percentage of the revenues earned, with the same allocated among the key employees responsible for the transaction. Noteably, these discretionary payments do not generally extend to Named Executive Officers.

Stock Option Plan

Directors, officers and employees are also eligible to participate in the Company’s stock option plan. Awards of stock options are made from time to time to participants at varying levels which are generally consistent with the individual’s level of responsibility within the Company. Options are priced either at market price or at the weighted average trading price of the Company’s Common Shares for the five trading days immediately preceding the date of grant. The term, vesting provisions and other provisions of the options are subject to the terms of the Plan and to the discretion of the board of directors.

The Plan is intended to provide the Board with the ability to issue options to provide the employees, officers and directors of the Company with long-term equity based performance incentives, which are a key component of the Company’s compensation strategy. The Company believes it is important to align the interests of management and employees with Shareholder interests and to link performance compensation to enhancement of Shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value. The board of directors has determined that, should the Financing proceed, the maximum dilutive impact of outstanding stock options shall not exceed 8% of the issued and outstanding Common Shares of the Company (on a fully diluted basis) and, accordingly, the Compensation Committee believes that this plan is generally as restrictive or more restrictive than the majority of comparable plans of other companies in the comparison groups.

Summary

The Company’s operations have grown significantly over the past few years, with significant increases to the Company’s infrastructure, meaning there have been increased expenses for the Company at all levels. The Compensation Committee and the board of directors, as a whole, believe that certain expenses are necessary in order to ensure the Company is in a position to continually upgrade its software and to provide services to its customers so as to remain competitive in the marketplace. On a going forward basis, the Compensation Committee’s mandate, in conjunction with management, is to continue to structure the compensation policies of the Company such that they recognize the contributions of existing personnel and also allow the Company to attract and retain a group of employees who are motivated to increase revenues and contribute to the Company’s success.

The foregoing report has been made by the members of the Compensation Committee.

J.G. Lawson

Neil MacKenzie

Archie Nesbitt

PERFORMANCE GRAPH

As the Company has changed its industry classification from a mining issuer to an industrial issuer, and as its business is focused on worldwide storage management applications for the backup and restoration of data on department to enterprise systems, an analysis of overall fluctuations in the Company’s stock prior to March 31, 1999 is not an appropriate indicator of the Company’s historical performance, given the change in the business sector in which the Company operates. Accordingly, the following graph compares the Company’s cumulative total shareholder return (assuming an investment of $100 on March 31, 1999) on the Common Shares of the Company during the periods ended March 31, 2000, March 31, 2001, March 31, 2002 and March 31, 2003, with a cumulative total return of the S&P/TSX Composite Index (previously the TSE 300 Composite Index) for the same period.

	March 31, 1999	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2003
Common Shares of BakBone	100	20,000	4,545	1,936	818
S&P/TSX Composite Index	100	145	118	124	102

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director, executive officer or other senior officer of the Company, or any associate of any such director or officer is, or has been at any time since the beginning of the most recently completed financial year of the Company, indebted to the Company or any of its subsidiaries in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year of the Company has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

The TSX requires that every listed company disclose its corporate governance practices annually and relate their corporate governance practices to each of the TSX’s guidelines (the “Guidelines”) relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation’s board, management and shareholders. All corporations listed on the TSX must now annually disclose their approach to corporate governance with specific reference to each of the 14 specific Guidelines.

Under the Guidelines an “unrelated” director is one who is independent of management and is free from any interest and any business or other relationship (other than interests and relationships arising from shareholding) which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company, other than interests and relationships arising from shareholding. An “outside director” is a director who is not a member of management. As well, the term “independent director” as used in this statement is used to describe an unrelated director who is free from any interests in or relationships with either the Company or the significant shareholder of the Company or any affiliate of the significant shareholder. The Guidelines also make an informal distinction between inside and outside directors, an inside director being one who is an officer or employee of the corporation or any of its affiliates, and who is thus a “management” director.

For the purposes of the Guidelines, a “significant shareholder” is a shareholder with the ability to exercise a majority of the eligible votes for the election of directors. If a corporation has a significant shareholder, the TSX recommends that, in addition to a majority of unrelated directors, the board should include sufficient directors who do not have interests in or relationships with either the corporation or its significant shareholder, as to reflect fairly the proportionate investment in the corporation by shareholders other than the significant shareholder. The Company does not presently have a “significant shareholder”, but, upon completion of the Financing, VantagePoint will constitute a “significant shareholder” of the Company, with representation of two members on the Company’s board of directors.

Mandate of the Board

The mandate of the board of directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

•	reviewing and assessing the operations of the Company with a view to ensuring the best performance is achieved;

•	reviewing and approving major development activities of the Company including major acquisitions, investments and divestitures outside the ordinary course of business;

•	approving operating and capital budgets;

•	reviewing and assessing the performance of the senior management including the Chief Executive Officer and the Chief Financial Officer;

•	reviewing and approving prospects for additional senior management positions;

•	reviewing and approving major financing activities;

•	reviewing and approving the annual and quarterly financial statements of the Company;

•	reviewing and approving compensation of the Chief Executive Officer and other senior executives;

•	reviewing the Company’s share compensation plan for employees, management and executives;

•	reviewing and approving any securities offerings; and

•	reviewing the internal control and management information systems.

Inherent in the mandate of the Board is the responsibility to review the Company’s strategic planning, risk management, succession planning (including appointing, training and monitoring senior management), shareholder communications and the integrity of the Company’s internal control and management information systems. These matters are routinely dealt with by the Board throughout the year.

There were five meetings of the board of directors held in fiscal 2002. Six meetings of the Board are currently scheduled for fiscal 2003. On a regular basis, regardless of whether a meeting is scheduled, all directors receive information including a monthly report from the Company’s Chief Financial Officer containing an operations update, financial overview and other pertinent information, including a detailed comparison of the Company’s actual operations versus budgeted operations. The President and Chief Executive Officer and the Chief Financial Officer are regularly available for discussions with the directors concerning any questions or comments which may arise between meetings.

Board Composition

The Company’s Board currently consists of six directors. The Board has determined that the number of directors to be elected at the meeting will be six. In addition, given the Company’s intended focus of operations in the United States, the Company intends to move to comply, to the extent possible, with S-OX. Accordingly, the board of directors is actively seeking to add an individual to the Board who will constitute an independent director who is also a “financial expert” under S-OX, which will increase the size of the Board to seven persons. The relatively small size of the Board has enabled it to be extremely flexible with regard to scheduling meetings, including unplanned meetings which are called in order to discuss significant transactions.

The proposed Board immediately following the Meeting will consist of three unrelated directors and three related directors within the meaning of the TSX Report. The three unrelated directors are: Mr. J.G. (Jeff) Lawson, Mr. Neil MacKenzie and Mr. Archie Nesbitt. The remaining three directors are related within the meaning of the TSX Report. Accordingly, the Board will be constituted of one-half related directors and one-half unrelated directors. In the case of Mr. J.G. (Jeff) Lawson, whose law firm regularly acts as counsel to the Company, given the nominal amount of revenues which are actually received by Mr. Lawson directly as a result of the fees paid by the Company, he has been determined, at the present time, to be unrelated.

In determining whether the directors were unrelated, the Board examined the factual circumstances of each director and considered them in the context of many factors and concluded that all the individuals in question were independent from management and were free from any interest and any business or other relationship which would or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company. However, the Board notes that, although under the existing TSX Guidelines, certain directors may be determined to be independent and unrelated, this may not be the case under S-OX, which may lead to additional changes in the composition of the Board on a going forward basis.

Proportionate Representation

Upon completion of the Financing, VantagePoint will be the single largest shareholder of the Company, constituting a “significant shareholder” under the TSX Guidelines, holding voting rights to approximately 27% of the Company’s issued and outstanding securities, with Board representation consisting of two members, Messrs. J. Stephen Dolezalek and Andrew T. Sheehan.

The directors believe that all three of the unrelated directors are both independent and outside directors. The three independent and outside directors are: Mr. J.G. (Jeff) Lawson, Mr. Neil MacKenzie and Mr. Archie Nesbitt. In addition, Mr. Keith Rickard, who is an inside, related director as the President and Chief Executive Officer of the Company, has no direct affiliation with VantagePoint. On closing of the Financing, approximately 73% of the equity shares of the Company will be held by shareholders other than VantagePoint (including shares held by management, employees and directors) and the directors therefore believe that the membership on the board of directors of these three directors, plus Mr. Rickard, being two-thirds of the total number of directors, sufficiently reflects the investment in the Company by public shareholders. In addition, the Company does intend to add an additional independent director to the Board in the future which will provide additional balance to the representation of public shareholders in the Company.

Independence from Management

In order to ensure that the board of directors can function independently from management, there is only one member of management on the board of directors, Mr. Keith Rickard, the Company’s President and Chief Executive Officer. Further, independent directors chair each of the Audit Committee, Compensation Committee and Corporate Governance Committee. Mr. Rickard’s compensation, in particular, is discussed in his absence, as is the performance of the Company’s Chief Financial Officer with the Company’s Audit Committee and independent auditors.

Board Committees

The board of directors has three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

Audit Committee

The Audit Committee is presently composed entirely of independent unrelated directors in compliance with the Guidelines established in the TSX Report. The committee is responsible for, among other things, reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.

The Audit Committee has direct communication channels with the Company’s finance group as well as with the Company’s external auditors to discuss and review specific issues as appropriate. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements prior to their approval by the board of directors. The Audit Committee met five times in fiscal 2002, during which time its members were Mr. J.G. (Jeff) Lawson, Mr. Neil MacKenzie and Mr. Archie Nesbitt. Mr. MacKenzie is the Chair of the Audit Committee.

Compensation Committee

The Compensation Committee is composed entirely of unrelated directors and makes recommendations to the Board on, among other things, executive compensation, including the compensation of the Chief Executive Officer, and reviews other aspects of executive compensation, such as the Company’s share compensation plans. The Committee also ensures that the Company complies with corporate and securities legislation with respect to executive compensation disclosure in the Company’s annual information circular and 20-F filings with the Securities and Exchange Commission. The Committee held three meetings in fiscal 2002 during which time its members were Mr. J.G. (Jeff) Lawson, Mr. Neil MacKenzie and Mr. Archie Nesbitt. Mr. Neil MacKenzie is the Chair of the Compensation Committee.

Corporate Governance

As a result of the TSX’s corporate governance rules, the board of directors has also created a corporate governance committee to assume responsibility for developing and monitoring the Company’s approach to corporate governance issues. The Committee is presently comprised of Mr. J.G. (Jeff) Lawson and Mr. John Boose. The composition of this committee will change on completion of the Financing. Mr. J.G. (Jeff) Lawson, who is also a securities law practitioner, has been appointed as the person responsible for ensuring corporate governance matters are reviewed by the Board and that procedures recommended in the guidelines established in the TSX Report are followed, where appropriate. Mr. Lawson also liaises directly with outside U.S. counsel with respect to S-OX matters.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, the Board approves dispositions, acquisitions or investments which are outside the ordinary course of business of the Company. The Board reviews and approves operating and capital budgets. The Board also reviews the recommendations of the Compensation Committee as to the adequacy and form of compensation of the directors to ensure that compensation realistically reflects the responsibilities and risks involved in being an effective director. The Board also approves changes in senior management. The directors have access to management and the Company’s advisors in order to assist in their understanding of proposed Board actions and the implications of voting for or against such actions. In addition, Committees of the Board are authorized by the Board from time to and as appropriate to retain outside advisors at the Company’s expense.

The Board receives monthly reports on the Company’s operating activities. Given the fact that the Board reviews and approves a proposed budget plan with management and receives regular updates on the same, the Board has not felt it necessary to develop a description of the definition of limits to management’s responsibilities. However, through the budget planning process, management and the Board generally establish certain corporate objectives which the Company is to achieve and the compensation of the Chief Executive Officer is tied, in part, to the Company meeting these corporate objectives. Accordingly, with respect to establishing specific corporate objectives for the Company and the Chief Executive Officer, the Board is satisfied that such objectives (both long and short term) are appropriately dealt with by a strategic advisory committee that consults with management, with such objectives and regularly discussed at Board meetings. As a result of its relatively small size, the Board is very flexible and management has been able to liaise regularly with the Board to seek approval for any activities outside the normal course of business.

Board Performance

It is presently the responsibility of the Board as a whole to ensure the effective operation of the Board and to ensure the Board discharges its responsibilities. Because of the relative youth of the Company and the small board of directors, it has not been necessary to create formal committees or to convene specific meetings to assess the effectiveness of the Board as a whole, the committees of the Board or the contribution of individual directors and the quality of information provided to the Board or to establish a specific committee to propose new nominees to the Board. The Board does not have in place a formal orientation and education program for new director recruits. However, issues regarding quality of information, suggestions regarding the appointment of new directors and issues regarding Board performance have been raised and have been regularly explored at meetings of the board of directors. The Compensation Committee of the board of directors also assesses performance of individual Board members on an informal basis.

Shareholder Feedback

The Company has recently engaged an Investor Relations representative who, working primarily with the Company’s Chief Financial Officer and other senior executives of the Company, will respond to all shareholder inquiries. Formerly, shareholder inquiries were fielded mainly by the Company’s Chief Executive Officer and Chief Financial Officer. To date, the Company believes that all shareholder inquiries have been dealt with in a manner satisfactory to shareholders.

Expectations of Management

The board of directors expects management, among other things, to work diligently towards enhancing the Company’s performance by ensuring that existing operations are managed prudently and that the Company continues to expand operations only if justified by satisfactory revenues, such that the Company’s overall operations continue to grow in profitability. It is expected that management will provide the Board with all pertinent information regarding the operations and corporate development activities of the Company so that the Board can properly assess whether these goals are being met. Management believes that the board of directors has been kept fully informed of the Company’s activities. Management is expected and strives to provide as much information as is required or requested to ensure that the Board can participate actively in important discussions on the Company’s future, discussions regarding strategic planning and discussions regarding the assessment of performance. The board of directors expects management to be completely forthcoming with respect to its assessment of opportunities and performance so that the Board can make reasoned decisions regarding same.

The Board will continue to monitor the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying issues and opportunities for the Company, and without charge to security holders of the Company.

Comparisons with TSX Guidelines

In addition to the narrative discussion above, set out below is a specific comparison of the Company’s existing alignment to the Corporate Governance Guidelines:

Guidelines		Comments
1.	The Board should explicitly assume responsibility for stewardship of the Company and specifically for:

(a)	adoption of a strategic planning process;	The Board as a whole retains responsibility for generating a long range or strategic plan for the Company on an annual basis. However, over the course of the past 12 months, management has also used a strategic advisory committee to the Board, upon which Mr. Keith Rickard (Chief Executive Officer) and Mr. Fred Moore (director) participated, which has included various management meetings in order to assess the perceived strengths and weaknesses in the Company’s existing operations, as well as proposed long-term planning with respect to the same. The process includes a presentation to the Board by the President and Chief Executive Officer of the Company, supported by its management team, of proposed strategic objectives for the Company.

Guidelines		Comments
(b)	identification of principal risks and implementing risk-managing systems;	The full Board is responsible for monitoring the Company’s risks. Specific risk areas are also monitored by the Audit Committee.

(c)	succession planning and appointing, training and monitoring of senior management;	The Board has only in the past six months commenced discussions respecting succession planning, and this will be a periodic agenda item over the course of the next year.

The Compensation Committee of the Board plays a special role evaluating senior officers, including, in particular, the Company’s Chief Executive Officer, and recommending compensation levels and arrangements to the Board.

The Compensation Committee of the Board is responsible for, among other things, working with the Chief Executive Officer and the Board in developing succession plans for the entire management group.

The duties of the Audit Committee include monitoring performance of the Chief Financial Officer and finance group of the Company, in conjunction with the President and Chief Executive Officer, and to advise the Board of any necessary changes required.

(d)	a communications policy; and	The Board is in the process of considering a formal written Disclosure Policy, which may be adopted within the next three to six months. At present, the Company’s practices seek effective communication between the Company, its Shareholders and the public, while ensuring avoidance of selective disclosure. Currently, the President, the Chief Financial Officer and a newly engaged Investor Relations Representative respond to inquiries.

(e)	integrity of internal controls and management information systems.	The Board has, through its Audit Committee, established the necessary oversight of management to implement and maintain systems of internal controls and information systems appropriate to the size and scope of the Company. Management formally reports to the Board at least monthly. Also, the Audit Committee has engaged the Company’s auditors to review interim financial disclosure.

2.	The majority of directors should be unrelated (independent of management and free from any conflict of interest), and in addition, if the Company has a significant shareholder, the Board should include a number of directors who are independent of that significant shareholder.	In fiscal 2002, the Company had five unrelated directors and only one director was part of management. There is presently no “significant shareholder” on the board of directors as defined by the TSX. Upon completion of the Financing, VantagePoint will be a “significant shareholder” with representation of two members on the board of directors. As discussed above, on closing of the Financing, approximately 73% of the equity shares of the Company will be held by public shareholders and the composition of four directors on the Board, other than the VantagePoint directors, representing two-thirds of the total number of directors, will sufficiently reflect the investment in the Company by public shareholders.

Guidelines		Comments
3.	Disclose for each director, whether he or she is unrelated, or if not, how he or she is related and how that conclusion was reached.	Keith Rickard – Related director – President and Chief Executive Officer of the Company, is part of management.

John Boose – Unrelated director.

J.G. (Jeff) Lawson – Unrelated director, although the legal firm of which Mr. Lawson is a partner provides legal services to the Company.

Neil MacKenzie – Unrelated director.

Archie Nesbitt – Unrelated director.

Fred Moore – Unrelated director.

The composition of the Board will change upon completion of the Financing, with the nominee directors of VantagePoint, Messrs. Dolezalek and Sheehan replacing Messrs. John Boose and Fred Moore on the Board. Both Messrs. Dolezalek and Sheehan will be considered related directors given their affiliation with VantagePoint, which will be the Company’s single largest shareholder.

4.	The Board should appoint a committee, composed exclusively of non-management directors, the majority of whom are unrelated, responsible for the appointment and assessment of directors	Given the small size of the Company and the Board, the Board as a whole is presently responsible for the assessment and appointment of directors, although the Compensation Committee of the Board, along with the Company’s President and Chief Executive Officer, also provide this assessment on an informal basis.

5.	Every corporation should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board, its committees and of individual directors.	The Board as a whole has an informal process in place for assessing the effectiveness of the Board, the committees of the Board and the contributions of individual directors. The process is used with respect to both the appointment of new and the assessment of continuing directors.

In addition, the Corporate Governance Committee, comprised entirely of unrelated and outside directors, is responsible for developing job descriptions for Board Members and Committee Chairmen as well as terms of reference for the various Committees.

6.	Every corporation should provide orientation and education programs for new directors.	No formal orientation programs are in place, although new directors are provided opportunities to meet with management and receive reports relating to the Company’s business and affairs. Responsibilities of the Chairman of each Committee of the board of directors include liaising between the Board and President and Chief Executive Officer, which assists with this process.

7.	Every corporation should examine the size and, where appropriate, consider reducing the size of the Board with a view to improving effectiveness.	The Company has examined the current and proposed size of the board of directors and is of the view that, given the small size of the Board, and the Board’s ability to meet on relatively short notice, the proposed size of the Board both promotes effectiveness and efficiency, while at the same time providing sufficient resources to adequately direct the business and affairs of the Company.

8.	The Board should review the adequacy and form of compensation of the directors in light of risks and responsibilities.	The Compensation Committee has recently been assigned the task to review the adequacy and form of the compensation of the directors and to report to the Board. The Committee will consider the time commitment, comparative fees and responsibilities in determining remuneration. Currently, compensation to Board members consists of an annual retainer of $10,000, payable quarterly in arrears, plus payments for attendance at the Company’s Board meetings. Board members also participate in the Company’s stock option plan.

Guidelines		Comments
9.	Committees should be generally composed of non-management directors, the majority of whom are unrelated to management.	All the committees of the Board are composed of non-management directors, all of whom are unrelated to management, as set forth below:

Audit Committee
Neil MacKenzie, Chairman – unrelated
J.G. (Jeff) Lawson – unrelated
Archie Nesbitt – unrelated

Compensation Committee
Neil MacKenzie, Chairman – unrelated
Archie Nesbitt – unrelated
J.G. (Jeff) Lawson – unrelated

Corporate Governance Committee
John Boose, Chairman – unrelated
J.G. (Jeff) Lawson – unrelated

10.	The Board should expressly assume responsibility for, or appoint a committee for, developing the Company’s approach to corporate governance issues.	The board of directors has established a two member Corporate Governance Committee comprised solely of unrelated, outside directors with responsibility for developing and monitoring the Company’s approach to corporate governance issues.
11.	(a) The Board, together with the CEO, should develop position descriptions for:

	(i) the Board; and	The Corporate Governance Committee has been assigned the responsibility for developing job descriptions for Board Members, Board Chairman and Committee Chairmen as well as terms of reference for the committees of the Board.

	(ii) the CEO, including the limits to his responsibilities	The Compensation Committee has been assigned the responsibility for developing a job description for the President and Chief Executive Officer.

(b)	The Board should approve the CEO’s corporate objectives.	The Chief Executive Officer’s objectives are generally set out and agreed upon in establishing the Company’s budget and performance targets for each fiscal year, which are regularly discussed at Board meetings.

12.	The Board should establish structures and procedures to enable the Board to function independently of management.	Each of the existing Committees of the Board are comprised entirely of unrelated directors of the Board who meet, as required, without management present.

13.	The Board should establish an Audit Committee, composed only of outside directors, with specifically defined roles and responsibilities, direct communication channels with the internal and external auditors and oversight responsibility for management reporting on internal control.	The Audit Committee is comprised entirely of outside directors, none of whom is part of management. The Audit Committee’s mandate includes:
- monthly review of financial statements;

- quarterly review and approval of public financial statements, in consultation with the Company’s outside auditors, and oversight of the process leading to the release of the same;

- review and approval of annual financial statements and the Company’s annual report;

- provide procedures for developing quality and timely financial reporting and systems;

- monitoring performance of the Cormpany’s Chief Financial Officer and finance group and to advise the Board of any perceived changes required; and

- ensuring internal control procedures and security of management information systems.

Guidelines		Comments
14.	The Board should implement a system to enable individual directors to engage outside advisors at the Company’s expense, in appropriate circumstances, subject to the approval of an appropriate committee.	Should the need ever arise, the Board has determined that it or any of its committees may retain outside advisors independent of the Company’s regular advisors.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Company is not aware of any material interest of any director or nominee for director, or senior officer or anyone who has held office as such since the beginning of the Company’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors and the approval of the Option Plan Amendment (to the extent that any such persons are entitled to participate in the Plan and be granted options thereunder), or except as disclosed elsewhere in this Information Circular.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

Management of the Company is not aware of any material interest, direct or indirect, of any director, officer, promoter, insider or member of management of the Company or any person owning, directly or indirectly, more than 10% of the Company’s Common Shares, or any associate or affiliate of any such person in any transaction within the last five years or any proposed transaction which in either case has materially affected or will materially affect the Company, other than as disclosed below or elsewhere herein.

Mr. J.G. (Jeff) Lawson, a director of the Company, is a partner of a law firm that provides legal services to the Company. During the year ended March 31, 2003, the Company paid the associated law firm $169,000 relating to services rendered.

Mr. Fred Moore, a director of the Company, is the President of a firm which provides certain consulting services to the Company. During the year ended March 31, 2003, the Company paid the firm $72,000 relating to the services rendered.

OTHER MATTERS

Management of BakBone knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying the Information Circular. However, if any other matter properly comes before the Meeting, the forms of proxy furnished by BakBone will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

CERTIFICATION

The contents and sending of this Information Circular have been approved by the board of directors of BakBone.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, and constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Shareholders.

DATED this 19th day of June, 2003.

BAKBONE SOFTWARE INCORPORATED

(signed) “Keith Rickard”	(signed) “John Fitzgerald”
President and Chief Executive Officer	Chief Financial Officer

APPENDIX A

ARTICLES OF AMENDMENT OF THE COMPANY,

INCLUDING PREFERRED SHARE TERMS

ARTICLES OF AMENDMENT

Business Corporations Act

(Alberta)

Section 29 or 177

1.	Name of Corporation:	2.	Corporate Access Number:

	BAKBONE SOFTWARE INCORPORATED		209817287

3.	Pursuant to Section 173(1)(d) and (e) of the Business Corporations Act (the “Act”), the Articles of the Company are amended as follows:

i.	by deleting the rights, privileges, restrictions and conditions attached to the Common Shares as set out in Schedule “A” to the Articles of Amalgamation of the Corporation in their entirety and replacing the same with the rights, privileges, restrictions and conditions as set out in the attached Schedule “A”;

ii.	creating a new class of shares, namely, Series A Preferred Shares, having attached thereto the rights, privileges, restrictions and conditions as set out in the attached Schedule “A”; and

iii.	by deleting the existing share provisions of the Corporation in their entirety and replacing the same with the share provisions as set out in the Schedule “A” attached hereto, so that the attached Schedule “A”, reflects the most current authorized capital of the Corporation, including the rights, privileges, restrictions and conditions attached to each of the shares therein referred to.

Name of Person Authorizing (please print)	Signature

Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

SCHEDULE “A”

SHARE PROVISIONS

OF

BAKBONE SOFTWARE INCORPORATED

BakBone Software Incorporated (“Corporation”) is authorized to issue:

an unlimited number of common shares (“Common Shares”);

22,000,000 Series A Preferred Shares (“Series A Preferred Shares”),

all subject to the following rights, privileges, restrictions and conditions.

ARTICLE I

SERIES A PREFERRED SHARES

(A) Rights, Preferences and Restrictions of Series A Preferred Shares. The Series A Preferred Shares of this Corporation (the “Series A Preferred Shares”) shall consist of 22,000,000 shares, and shall be subject to the rights, preferences, privileges and restrictions as set forth below in this Article I.

1. Dividend Provisions. The holders of Series A Preferred Shares shall be entitled to receive dividends, out of any assets legally available therefor, when, as and if declared by the Board of Directors. Such dividends shall be distributed among the holders of Series A Preferred Shares and Common Shares pro rata based on the number of Common Shares then held by each holder (assuming conversion of all such Series A Preferred Shares into Common Shares).

2. Liquidation.

(a) Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Shares shall be entitled to receive, (i) prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Shares by reason of their ownership thereof, an amount per share equal to CDN $1.50 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each share of Series A Preferred Shares then held by them, plus (ii) ratably with holders of the Common Shares, any declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Shares in proportion to the preferential amount each such holder is otherwise entitled to receive. The preferences set forth in this Section 2(a) shall not apply in a Liquidation Transaction (as defined below) if the holders of a majority of the outstanding shares of Series A Preferred Shares (i) have previously agreed in writing to vote in favor of or tender their shares to the proposed Liquidation Transaction or (ii) vote in favor of, or tender their shares to, the proposed, Liquidation Transaction.

(b) Remaining Assets. Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the holders of the Common Shares of the Corporation shall receive all of the remaining assets of the Corporation.

(c) Certain Acquisitions.

(i) Deemed Liquidation. For purposes of this Section 2, a liquidation, dissolution, or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a “Liquidation Transaction”), provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, or (iii) a transaction in which the shareholders of the Corporation immediately prior to the transaction own 50% or more of the voting power of the resulting issuer following the transaction.

(ii) Valuation of Consideration. In the event of a deemed liquidation as described in Section 2(c)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability:

(1) If traded on a securities exchange or The Nasdaq Stock Market (“Nasdaq”), the value shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange or Nasdaq over a specified time period;

(2) If actively traded over-the-counter, the value shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as a control person or an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

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(iii) Notice of Liquidation Transaction. The Corporation shall give each holder of record (at such holder’s address of record as maintained on the books of the Corporation) of Series A Preferred Shares written notice of any impending Liquidation Transaction not later than 10 days prior to the shareholders’ meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. The Liquidation Transaction shall in no event take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of these Share Provisions, all notice periods or requirements in these Share Provisions may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the voting power of the outstanding shares of Series A Preferred Shares that are entitled to such notice rights.

(iv) Effect of Noncompliance. In the event the requirements of this Section 2(c) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Series A Preferred Shares shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(c)(iii).

3. Redemption. The Series A Preferred Shares are not redeemable.

4. Conversion. The holders of the Series A Preferred Shares shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Subject to Section 4(c), each share of Series A Preferred Shares shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and non-assessable shares of Common Shares as is determined by dividing CDN $1.00 by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share of Series A Preferred Shares shall be CDN $1.00. Such initial Conversion Price shall be subject to adjustment as set forth in Section 4(d).

(b) Automatic Conversion. Each share of Series A Preferred Shares shall automatically be converted into shares of Common Shares at the Conversion Price at the time in effect for such share, immediately upon the earlier of (i) except as provided below in Section 4(c), the Corporation’s sale of its Common Shares in a firm commitment underwritten a United States public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), the public offering price of which is not less than U.S. $2.04 per share (appropriately adjusted for stock splits, stock dividends, reclassification and the like) for gross cash proceeds to the Corporation of not less than U.S. $25,000,000 and where

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the Company has successfully listed on the NASDAQ National Market, the American Stock Exchange or the New York Stock Exchange (or such other nationally recognized stock exchange as approved by a majority of the holders of the Series A Preferred Shares) (any such exchange hereinafter referred to as a “Recognized Exchange”) and, subject to the initial four month “hold periods” which will attach to the Series A Preferred Shares and the Common Shares issuable on conversion thereof under applicable Canadian securities laws, the shares of Common Shares obtainable through conversion of the Series A Preferred Shares will be freely tradable without restriction (other than restrictions arising solely because of the holder’s aggregate shareholdings in the Corporation or as a result of a holder constituting a “control person” under applicable securities legislation), or (ii) after the Company has successfully listed its stock on such Recognized Exchange, and, subject to the initial four month “hold periods” which will attach to the Series A Preferred Shares and Common Shares issuable on conversion thereof under applicable Canadian securities laws, the shares of Common Shares obtainable through conversion of the Series A Preferred Shares will be freely tradable without restriction (other than restrictions arising solely because of the holder’s aggregate shareholdings in the Corporation or as a result of a holder constituting a “control person” under applicable securities legislation) and the holders of Series A Preferred Shares have received written notice from the Corporation that the Corporation’s Common Share price has closed for 45 consecutive trading days at a price in excess of U.S. $3.40 per share (appropriately adjusted for any stock split, dividend, combination or other recapitalization), or (iii) at the time that the holders of Series A Preferred Shares have received written notice from the Corporation that the Common Shares of the Corporation have had a closing price, for 45 consecutive trading days, on the Toronto Stock Exchange, of at least CDN $5 per share (appropriately adjusted for any stock split, dividend, combination or other recapitalization), or (iv) the date specified by written consent of the holders of a majority of the Series A Preferred Shares outstanding, or (v) at the election of the Corporation, by notice in writing to the holders of the Series A Preferred Shares, if at such time the voting rights attaching to such Series A Preferred Shares represent less than 10% of the voting rights attached to all outstanding Common Shares and Series A Preferred Shares of the Corporation.

(c) Mechanics and Effect of Conversion. Subject to the provisions below relating to automatic or deemed conversion, before any holder of Series A Preferred Shares shall be entitled to convert such Series A Preferred Shares into Common Shares, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such Series A Preferred Shares, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Common Shares are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Shares, or to the nominee or nominees of such holder, a certificate or certificates for the number of Common Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Series A Preferred Shares to be converted, and the person or persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of public Common Shares as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Series A Preferred Shares for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in

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which event any persons entitled to receive Common Shares upon conversion of such Series A Preferred Shares shall not be deemed to have converted such Series A Preferred Shares until immediately prior to the closing of such sale of securities. Upon the automatic conversion of the Series A Preferred Shares to Common Shares in accordance with the provisions hereof, the Common Shares issuable upon conversion of the Series A Preferred Shares shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the conversion date, unless the transfer registers of the Corporation shall be closed on such date, in which case the Common Shares shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Common Shares on the date on which such transfer registers are next reopened. In the case of an automatic conversion in accordance with the provisions of section 4(b) above, the rights of the holders of the Series A Preferred Shares to acquire Common Shares shall be deemed to be exercised without any further action on the part of such holders and the Common Shares issuable thereby shall be deemed to be issued to the holders of the Series A Preferred Shares, at such time as the Corporation has given to holders of Series A Preferred Shares written notice of the automatic conversion event that has occurred. After such automatic conversion, certificates for Series A Preferred Shares will represent only the right of the registered holder thereof to receive the Common Shares to be issued upon conversion, which Common Shares shall be delivered to the holder against surrender of the certificate or certificates evidencing the Series A Preferred Shares in exchange therefor.

(d) Conversion Price Adjustments of Series A Preferred Shares for Certain Splits and Combinations. The Conversion Price of the Series A Preferred Shares shall be subject to adjustment from time to time as follows:

(i) Stock Splits and Dividends. In the event the Corporation should at any time after the date upon which any shares of Series A Preferred Shares were first issued (the “Purchase Date” with respect to such series), fix a record date for the effectuation of a split or subdivision of the outstanding Common Shares or the determination of holders of Common Shares entitled to receive a dividend or other distribution payable in additional Common Shares or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional Common Shares (hereinafter referred to as “Common Shares Equivalents”) without payment of any consideration by such holder for the additional Common Shares or the Common Shares Equivalents (including the additional Common Shares issuable upon conversion or exercise thereof), then, provided that the holders of Series A Preferred Shares do not also receive such dividend or other distribution or the benefit of such split or subdivision, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series A Preferred Shares shall be appropriately decreased so that the number of shares of Common Shares issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Shares outstanding and those issuable with respect to such Common Shares Equivalents with the number of shares issuable with respect to Common Shares Equivalents determined from time to time as provided in Section 4(d)(iii) below.

(ii) Reverse Stock Splits. If the number of shares of Common Shares outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Shares, then, following the record date of such combination, the

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Conversion Price for the Series A Preferred Shares shall be appropriately increased so that the number of shares of Common Shares issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(iii) Additional Adjustments Respecting Common Share Equivalents. The following provisions shall apply for purposes of this Section 4(d):

(A) The aggregate maximum number of shares of Common Shares deliverable upon conversion, exchange or exercise of Common Shares Equivalents (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential anti-dilution adjustments) shall be deemed to have been issued at the time such Common Shares Equivalents were issued.

(B) In the event of any change in the number of shares of Common Shares deliverable or in the consideration payable to the Corporation upon conversion or exercise of such Common Shares Equivalents including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Conversion Price of the Series A Preferred Shares, to the extent in any way affected by or computed using such Common Shares Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Shares or any payment of such consideration upon the conversion, exchange or exercise of such Common Shares Equivalents.

(C) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any such Common Shares Equivalents, the Conversion Price of the Series A Preferred Shares, to the extent in any way affected by or computed using such Common Shares Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Shares (and Common Shares Equivalents which remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Shares Equivalents.

(D) Notwithstanding anything to the contrary contained herein, the foregoing provisions shall not apply to rights which are issued, but not exercised, under any shareholder rights protection plan of the Corporation, provided that holders of Series A Preferred Shares are entitled to participate ratably in such plan with holders of Common Shares.

(e) Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i), then, in each such case for the purpose of this Section 4(e), the holders of Series A Preferred Shares shall be entitled to a proportionate share of any such distribution (subject to the prior consent of the Toronto Stock Exchange, if required, which the Corporation covenants and agrees to use its reasonable and best efforts to obtain) as though they were the holders of the number of shares of Common Shares of the Corporation into which their shares of Series A Preferred Shares are convertible as of the record date fixed for the determination of the holders of Common Shares of the Corporation entitled to receive such distribution.

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(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Shares (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Series A Preferred Shares shall thereafter be entitled to receive upon conversion of such Series A Preferred Shares the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Shares deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Series A Preferred Shares after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Series A Preferred Shares) shall be applicable after that event and be as nearly equivalent as practicable.

(g) No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation (except in accordance with Section 6 hereof and applicable law) or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Series A Preferred Shares against impairment.

(h) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Series A Preferred Shares, and the number of shares of Common Shares to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Shares the holder is at the time converting into Common Shares and the number of shares of Common Shares issuable upon such aggregate conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series A Preferred Shares pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Series A Preferred Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Series A Preferred Shares at the time in effect, and (C) the number of shares of Common Shares and the amount, if any, of other property which at the time would be received upon the conversion of a share of the Series A Preferred Shares.

(i) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any

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class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series A Preferred Shares, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(j) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Shares, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Shares, such number of its shares of Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Shares; and if at any time the number of authorized but unissued shares of Common Shares shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Shares, in addition to such other remedies as shall be available to the holder of such Series A Preferred Shares, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Articles.

(k) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Series A Preferred Shares shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

(l) Meetings and Extraordinary Resolutions. Any holder of Series A Preferred Shares may, at any time convene a meeting of the Series A Preferred shareholders, if the holder executes a request for a meeting, signed in one or more counterparts, by Series A Preferred shareholders holding in the aggregate not less than 5% of the aggregate number of Series A Preferred Shares then outstanding. The Corporation, at its election, may also convene a meeting of the Series A Preferred shareholders. At least ten (10) days prior notice of any meeting of Series A Preferred shareholders shall be given to the Series A Preferred shareholders in the manner provided for herein for providing notices to shareholders and to the Corporation. Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Series A Preferred shareholders to make a reasoned decision on the matter but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed. Every such meeting shall be held in the City of San Francisco, California or San Diego, California. A representative director of the holders of the Series A Preferred Shares or, if no such person is available, a senior officer of the Corporation designated in writing by the Corporation, shall be Chairman of the meeting and, if no individual is so designated or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Series A Preferred shareholders present in person or by proxy shall choose an individual present to be Chairman. At any meeting of the Series A Preferred shareholders, a quorum shall consist of Series A Preferred shareholders present in person or by proxy and representing at least 51% of the then outstanding Series A Preferred Shares, provided that at least two persons entitled to vote thereat are present in person

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or by proxy. No business shall be transacted at any meeting unless a quorum is present at the commencement of business. The Chairman of any meeting at which a quorum of the Series A Preferred shareholders is present may, with the consent of the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe. Representatives of the Corporation may attend any meeting of the Series A Preferred shareholders but shall have no vote as such unless in their capacity as a Series A Preferred Shareholder or a proxy for a Series A Preferred Shareholder. Other than as specifically set forth in these share provisions, questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the resolution. In addition, the Series A Preferred shareholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution:

(i) to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Series A Preferred shareholders;

(ii) to waive any default on the part of the Corporation in complying with any provision of these Series A Preferred Share provisions, either unconditionally or on any condition specified in such extraordinary resolution; or

(iii) to restrain any Series A Preferred Shareholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in these Series A Preferred Share terms or to enforce any of the rights of the Series A Preferred shareholders.

An extraordinary resolution is passed by the affirmative vote of Series A Preferred shareholders holding not less than 66 2/3% of the aggregate number of the then outstanding Series A Preferred Shares represented at the meeting and voted on such resolution or, alternatively, by written resolution signed in one or more counterparts by Series A Preferred shareholders holding at least 66 2/3% of the then outstanding Series A Preferred Shares. An ordinary resolution is passed by the affirmative vote of Series A Preferred shareholders holding not less than 50% of the aggregate number of the then outstanding Series A Preferred Shares represented at the meeting and voted on such resolution or, alternatively, by written resolution signed in one or more counterparts by Series A Preferred shareholders holding at least 50% of the then outstanding Series A Preferred Shares. Every resolution and every extraordinary resolution passed in accordance with the provisions herein at a meeting of the Series A Preferred shareholders shall be binding on all the Series A Preferred shareholders, whether present at or absent from such meeting.

5. Voting Rights.

(a) Voting for Directors. The holders of Series A Preferred Shares shall, voting together as a class, have the right to elect two (2) directors of the Corporation. The holders of the Common Shares, together with the holders of Series A Preferred Shares voting together on an as converted basis, shall have the right to elect the remaining directors of the Corporation. In the case of any vacancy on the Board of Directors occurring among the directors elected by a specified group of shareholders and not caused by removal, the remaining director or directors so elected by such specified group may elect a successor to hold the office for the

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unexpired term of such director. Any director who shall have been elected by a specified group of shareholders may be removed during the aforesaid term of office, either for or without cause, by, and only by, (a) in the case of the two (2) directors elected by the holders of the Series A Preferred Shares, the affirmative vote of the holders of a majority of the shares of such specified group, and (b) in the case of the balance of the directors, the affirmative vote of the holders of a majority of the shares voted at a duly called meeting held to consider such action, in each case given at a special meeting of such shareholders duly called or by an action by written consent for that purpose, and any such vacancy thereby created may be filled only by (i) in the case of the two (2) directors elected by the holders of the Series A Preferred Shares, the vote of the holders of a majority of the shares of such specified group represented at such meeting or in such consent, and (ii) in the case of the balance of the directors, the affirmative vote of the holders of a majority of the shares voted at a duly called meeting held to consider such action. In addition, notwithstanding anything to the contrary contained herein, (i) at such time as the voting rights attaching to all Series A Preferred Shares outstanding represent less than 15% of the voting rights attached to all outstanding Common Shares and Series A Preferred Shares, the holders of the Series A Preferred Shares shall only have the right to elect one (1) director of the Corporation, and (ii) at such time as the voting rights attaching to all outstanding Series A Preferred Shares represent less than 10% of the voting rights attached to all outstanding Common Shares and Series A Preferred Shares, the holders of the Series A Preferred Shares shall not be entitled to any preferential rights in electing the directors of the Corporation.

(b) Vote Other Than For Directors. Except as provided by Section 5(a) and 6 or otherwise in these share provisions or as provided by law, the holders of Series A Preferred Shares shall have the same voting rights as the holders of Common Shares and shall be entitled to notice of any shareholders’ meeting in accordance with the Bylaws of the Corporation, and the holders of Common Shares and the Series A Preferred Shares shall vote together as a single class on all matters. Each holder of Common Shares shall be entitled to one vote for each share of Common Shares held, and each holder of Series A Preferred Shares shall be entitled to the number of votes equal to the number of shares of Common Shares into which such shares of Series A Preferred Shares could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Shares held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. Protective Provisions. The Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series A Preferred Shares:

(a) alter or change the rights, preferences or privileges of the shares of Series A Preferred Shares so as to affect adversely the shares of such series, whether by merger, consolidation or otherwise;

(b) increase or decrease (other than by conversion) the total number of authorized shares of Series A Preferred Shares;

(c) authorize or issue, or obligate itself to issue, any other equity security, including any security (other than Series A Preferred Shares) convertible into or

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exercisable for any equity security, having a preference over, or being on a parity with, the Series A Preferred Shares with respect to voting, dividends, conversion or upon liquidation;

(d) redeem, purchase, pay a dividend on, or make any distribution on account of any share or Common Shares;

(e) repay any shareholder notes or obligations to parties related to a shareholder incurred other than in the ordinary course of business;

(f) make any material change in the Corporation’s principal line of business;

(g) amend or enact any stock option plan, restricted stock plan, or employee stock purchase plan to increase the authorized number of shares available for issuance to employees and consultants, the result of which would result in the aggregate number of Common Shares reserved for issuance under such plans exceeding, in aggregate, a number equal to 10,803,958 Common Shares (appropriately adjusted for any stock dividends, stock splits, recapitalizations, and the like);

(h) liquidate or dissolve the Corporation;

(i) increase of the authorized number of members of the Board of Directors of the Corporation from seven (7); and

(j) take any other action which requires the approval of the Series A Preferred Shares under applicable law.

7. Status of Converted Stock. In the event any Series A Preferred Shares shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and may not be re-issued by the Corporation.

(B) Common Shares.

1. Dividend Rights. Subject to the rights of holders of Series A Preferred Shares, the holders of the Common Shares shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article I(B).

3. Redemption. The Common Shares are not redeemable.

4. Voting Rights. Each holder of Common Shares shall have the right to one vote per share of Common Shares, and shall be entitled to notice of any shareholders’ meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

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APPENDIX B

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

In connection with the proposed continuance of BakBone Software Incorporated from Alberta to Canada, shareholders have the right to dissent. Such right of dissent is described in the Information Circular. The full text of Section 191 of the Business Corporations Act (Alberta) is also set forth below. In particular, the written objection required to be provided by a Dissenting Shareholder to BakBone must be received by the President of BakBone at the registered offices of BakBone before the Meeting or by the Chairman of the Meeting at or prior to the Meeting in order to be effective and the Dissenting Shareholder shall not have voted, in person or by proxy, in favour of the continuance resolution approving the continuance.

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

2.	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

3.	In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

4.	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

5.	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholder at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

6.	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

7.	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

8.	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

9.	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

10.	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholders’ shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

11.	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

12.	In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

13.	On an application under subsection (6), the Court shall make an order

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(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)	fixing the time within which the corporation must pay that amount to a shareholder.

14.	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

15.	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

16.	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

17.	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

18.	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

19.	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

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20.	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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